Exhibit 99.4

EXECUTION VERSION

CONVERTIBLE NOTE PURCHASE AGREEMENT

between

Peak Asia Investment Holdings V Limited

and

Aesthetic Medical International Holdings Group Limited

and

Beacon Technology Investment Holdings Limited

Dated                          , 2020

TABLE OF CONTENTS

		Page

SECTION 1 INTERPRETATION		1

SECTION 2 SALE AND PURCHASE OF THE CONVERTIBLE NOTES		8

SECTION 3 CONDITIONS PRECEDENT TO CLOSINGS		9

SECTION 4 CLOSING ACTIONS		10

SECTION 5 OBLIGATIONS ON ACTIONS OF THE GROUP COMPANIES AND THE INVESTOR BETWEEN EXECUTION AND CLOSING		11

SECTION 6 REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND COVENANTS		12

SECTION 7 CONFIDENTIALITY; RESTRICTION ON ANNOUNCEMENTS		13

SECTION 8 TAXES, DUTIES, FEES, COSTS, EXPENSES AND INDEMNIFICATION		14

SECTION 9 SECURITY TRUSTEE		16

SECTION 10 TERMINATION		18

SECTION 11 NOTICES		19

SECTION 12 MISCELLANEOUS		20

SECTION 13 GOVERNING LAW AND DISPUTE RESOLUTION		21

SCHEDULES

SCHEDULE 1	GROUP STRUCTURE CHART AND PARTICULARS OF EACH GROUP COMPANY

SCHEDULE 2	COMPANY WARRANTIES

SCHEDULE 3	INVESTOR WARRANTIES

SCHEDULE 4	RESTRICTED ACTIONS

EXHIBIT

EXHIBIT A	FORM OF CONVERTIBLE NOTE

This CONVERTIBLE NOTE PURCHASE AGREEMENT (this “Agreement”) dated                            , 2020 is entered into

BETWEEN:

(1)                                 Peak Asia Investment Holdings V Limited, a company incorporated and existing under the laws of the British Virgin Islands and its registered office situated at Flemming House, P.O. Box 662, Wickhams Cay, Road Town, Tortola, British Virgin Islands (or its successor and permitted assigns, the “Investor”);

(2)                                 Aesthetic Medical International Holdings Group Limited, an exempted company incorporated and existing under the laws of the Cayman Islands and its registered office situated at the offices of Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands (the “Company”); and

(3)                                 Beacon Technology Investment Holdings Limited, a company incorporated and existing under the laws of Hong Kong and its registered office situated at Unit 1001, 10/F, Infinitus Plaza, 199 Des Voeux Road Central, Hong Kong, as security trustee for the Investor (the “Security Trustee”).

RECITALS:

(A)                               Upon the terms and conditions set forth in this Agreement, the Company intends to issue and sell to the Investor, and the Investor intends to acquire, certain convertible notes in the form of Exhibit A (the “Convertible Notes”) with an aggregate principal amount of up to US$10,000,000.

(B)                               The Security Trustee has agreed to act as security trustee for the Investor in respect of the Initial Onshore Share Pledge (as defined below).

AGREEMENT:

SECTION 1
INTERPRETATION

1.1                               Definitions.  In this Agreement, unless the context otherwise requires the following words and expressions have the following meanings:

“Affiliate” of a Person (the “Subject Person”) means (a) in the case of a Person other than a natural person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with the Subject Person and (b) in the case of a natural person, any other Person that directly or indirectly is Controlled by such natural person or is a Relative of such natural person.  In the case of the Investor, the term “Affiliate” includes (v) any direct or indirect shareholder of the Investor, (w) any of such shareholder’s general partners or limited partners, (x) the fund manager managing such shareholder (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such individuals referred to in (v), (w) or (x).

“Board” means the board of directors of the Company as from time to time constituted.

“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC or HKSAR are required or authorized by law or executive order to be closed or on which a tropical cyclone warning no. 8 or above or a “black” rainstorm warning signal is hoisted in HKSAR at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.

“Charter Documents” means the charter and/or the constitutive documents of a body corporate.

“China” or the “PRC” means the People’s Republic of China and for the purpose of this Agreement shall exclude HKSAR, Taiwan and the Macau Special Administrative Region.

“Closing” means the First Closing or the Subsequent Closing, as applicable.

“Closing Date” means the First Closing Date or the Subsequent Closing Date, as applicable.

“CN Basic Documents” means the Note Documents, the Company Charter Documents and any other document designated by the Company and the Investor in writing as a “CN Basic Document”.

“Company Account” means a bank account designated by the Company at least three (3) Business Days prior to the Closing.

“Company Charter Documents” means the Memorandum of Association and Articles of Association of the Company as amended and/or restated from time to time.

“Company Warranties” means the representations, warranties and undertakings made by the Company with respect to the Group Companies set forth in Schedule 2.

“Control” of a Person means (a) ownership of more than 50% of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through the ownership of more than 50% of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.

“Consideration” means the Note I Consideration or the Note II Consideration, as applicable.

“Conversion Shares” means the Equity Securities of the Company to be issued by the Company upon the conversion of the Convertible Notes in accordance with their respective terms.

“Domestic Company” means Shenzhen Pengai Hospital Investment Management Co., Ltd. (深圳鹏爱医院投资管理有限公司).

“Encumbrance” means (a) any mortgage, charge (whether fixed or floating), pledge, lien (other than lien created by operation of law), hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable law, and (b) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person.

“Equity Securities” means, with respect to any Person, such Person’s capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or joint venture or other ownership interest.

“ESOP” means the employee share incentive plan of the Company adopted pursuant to the Company Charter Documents covering the grant of Ordinary Shares (or awards therefor) to senior officers or key employees/service providers of a Group Company.

“Event of Default” has the meaning given to it in the Convertible Notes.

“Exit Payments Agreement” means the exit payments agreement between the Company and the Investor with respect to certain payment obligations of the Company dated on or around the date hereof.

“First Closing Date” means the date on which the closing of the purchase of the Convertible Note I occurs as contemplated under Section 4.1.

“Founders” means, collectively, Zhou Pengwu (周鹏武), a Chinese citizen with ID number 360302195410010513, and Ding Wenting (丁文婷), a Chinese citizen with ID number 430302196503071529.

“Founder Holdcos” means, collectively, Seefar Global Holdings Limited, Jubilee Set Investments Limited and Pengai Aesthetic Medical Group (BVI incorporated).

“Fundamental Warranties” means the Company Warranties contained in Section 1 (Corporate Matters), Section 2 (Authorization and Validity of Transactions), Sections 7(c) to 7(f) (Tax, Records and Returns) and Section 8 (Holding Company Status) of Schedule 2, and individually, as a “Fundamental Warranty”.

“Governmental Authority” means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and the governing body of any securities exchange.

“Group” means, collectively, the Offshore Group Companies, the Onshore Group Companies, and any other Person in which the Company directly or indirectly owns a majority interest and “Group Company” means any of them.

“Hanfei SPA” means the acquisition and investment management agreement dated July 14, 2020 between Shenzhen Pengai Investment 深圳鹏爱医院投资管理有限公司, a wholly-owned subsidiary of the Company, and 怀化问美企业管理咨询合伙企业（有限合伙), in respect of the acquisition of Guangdong Hanfei Investment

Management Co. Ltd. (广东韩妃投资管理有限公司) by Shenzhen Pengai Investment 深圳鹏爱医院投资管理有限公司.

“HKSAR” or “Hong Kong” means the Hong Kong Special Administrative Region of the PRC.

“Initial Onshore Share Pledge” has the meaning given to it in paragraph (a) of the definition of Onshore Share Pledge.

“Investor Warranties” means the representations, warranties and undertakings of the Investor set forth in Schedule 3.

“Long Stop Date” means the date falling 30 days after the date of this Agreement.

“Material Adverse Change” means any material adverse change in, and any change in circumstances that has or is reasonably likely to have a material adverse impact on, (i) the business, operations, properties, financial condition or prospects of the Group as a whole; (ii) the ability of any Group Company to perform its obligations, or consummate the transactions contemplated, under and in accordance with any Note Document; or (iii) the validity or enforceability of any Note Document, the effectiveness or ranking of any security granted or purported to be granted pursuant to any Note Document, or the rights or remedies of the Investor under any Note Document, provided, however, that in no event shall any of the following exceptions, alone or in combination with the other enumerated exceptions below, be deemed to constitute, nor shall be taken into account in determining whether there has been or will be, a Material Adverse Change: (A) any change resulting from compliance with the terms and conditions of, or from the announcement of the transactions contemplated by this Agreement and/or any other CN Basic Document, or (B) any change that results from changes affecting the industry in which the Group operates generally or the economy generally, provided that any such change is not specifically relating to or does not disproportionately affect the Company or any Group Company in any material respect relative to other similarly situated participants in the industry in which they operate.

“Medical Institute License” means 医疗机构执业许可证 issued by the MOH or its local branch.

“MOH” means the Ministry of Health of the PRC or, with respect to any matter to be submitted for examination and approval by the Ministry of Health, any Governmental Authority which is similarly competent to examine and approve such matter under the laws of the PRC.

“New Onshore Share Pledge” has the meaning given to it in paragraph (b) of the definition of Onshore Share Pledge.

“Note Documents” means this Agreement, the Convertible Notes, the Security Documents, the Exit Payments Agreement, all ancillary documents in connection therewith and any other document designated by the Company and the Investor in writing as a “Note Document”.

“Offshore Group Companies” means, collectively, the Company, Dragon Jade Holdings Limited (龍翠控股有限公司), Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司), and Newa Medical Aesthetics Limited.

“Onshore Group Companies” means, collectively, the companies, particulars of which are set out in Part II of Schedule I, other than the Offshore Group Companies, but including the WFOE and the Domestic Company.

“Onshore Share Pledge” means:

(a)                                 prior to the Replacement Date, the Equity Interest Pledge Agreement to be executed by Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司) in favor of the Security Trustee with respect to 51% of the registered capital of the WFOE (the “Initial Onshore Share Pledge”); and

(b)                                 on and after the Replacement Date, the Equity Interest Pledge Agreement to be executed by Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司) in favor of the Investor with respect to 51% of the registered capital of the WFOE (the “New Onshore Share Pledge”).

“Ordinary Shares” means the ordinary shares having a par value of US$0.001 per share in the share capital of the Company.

“Party” or “Parties” means any signatory or the signatories to this Agreement and any Person who subsequently becomes a party to this Agreement pursuant to the terms and conditions hereof.

“Person” means any natural person, firm, company, Governmental Authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“Permits” means all permits, consents, approvals, authorizations, franchises, certifications and licenses from, and all registrations with, any Governmental Authority.

“Potential Event of Default” has the meaning given to it in the Convertible Notes.

“Related Party” means (a) each of the Founders and their respective Affiliates; (b) each individual who is or has at any time in the past twelve (12) months served as, a director or high level management officer of any of the Group Companies; (c) each Relative of each of the individuals referred to in sub-clauses (a) and (b) above; and (d) any trust or other person or entity in which any one of such persons holds (or in which more than one of such persons collectively hold), beneficially or otherwise, an interest;

“Relative” of a natural person means the spouse of such person, and any parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent of such person or such person’s spouse.

“Replacement Date” means the date on which the Initial Onshore Share Pledge has been de-registered by the SAMR and the New Onshore Share Pledge has been registered by the relevant local counterpart of SAMR.

“RMB” means renminbi yuan, the lawful currency of the PRC.

“SAMR” means the State Administration for Market Regulation of the PRC.

“Sanctions” means the economic sanctions laws, regulations, embargoes or restrictive measures enacted or enforced by the United States government and any of its agencies, including, without limitation, the Office of Foreign Assets Control and the U.S. State Department, or any other Governmental Authority having jurisdiction over the Company, any other Group Company or the Investor.

“Security Documents” means, with respect to the security for the Company’s obligations under the Note Documents, the following documents, each in the form and substance satisfactory to the Parties hereto:

(a)                                 the Deed of Share Charge to be executed by the Company in favor of the Investor with respect to 51% of the Equity Securities in DRAGON JADE HOLDINGS LIMITED (龍翠控股有限公司);

(b)                                 the Deed of Share Charge to be executed by DRAGON JADE HOLDINGS LIMITED (龍翠控股有限公司) in favor of the Investor with respect to 51% of the Equity Securities in Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司); and

(c)                                  the Onshore Share Pledge.

“Tax” or “Taxes” means all applicable forms of taxation, duties and levies imposts, whether direct or indirect including without limitation corporate income tax, wage withholding tax, value added tax, business tax, customs and excise duties, capital tax and other legal transaction taxes, dividend withholding tax, dividend distribution tax, land taxes, environmental taxes and duties and any other type of taxes or duties payable by virtue of any applicable national, regional or local law and which may be due directly or by virtue of joint and several liability in any relevant jurisdiction; together with any interest, penalties, surcharges or fines relating to them, due, payable, levied, imposed upon or claimed to be owed in any relevant jurisdiction.

“US$” means United States Dollars, the lawful currency of the United States of America.

“Warranties” means the Company Warranties and the Investor Warranties.

“WFOE” means Shenzhen Pengyida Business Consulting (Shenzhen) Co., Ltd. (鹏意达商务咨询（深圳）有限公司).

1.2                               Terms Defined Elsewhere in this Agreement.  The following terms are defined in this Agreement as follows:

“Agreement”	Preamble
“Arbitration Notice”	Section 13.2(a)
“Company”	Preamble
“Convertible Note I”	Section 2.1
“Convertible Note II”	Section 2.2

“Confidential Information”	Section 7.1
“Convertible Notes”	Recitals
“Dispute”	Section 13.2(a)
“Effective Ownership”	Section 8.3
“First Closing”	Section 2.1
“HKIAC”	Section 13.2(b)
“HKIAC Rules”	Section 13.2(b)
“Investor”	Preamble
“Indemnified Party”	Section 8.3
“Losses”	Section 8.3
“Note I Consideration”	Section 2.1
“Note II Consideration”	Section 2.2
“Reimbursed Expenses”	Section 8.2
“Representatives”	Section 7.1
“Subsequent Closing”	Section 2.2
“Subsequent Closing Date”	Section 2.2

1.3                               Interpretation

(a)                                 Directly or Indirectly.  The phrase “directly or indirectly” means directly, or indirectly through one or more intermediate Persons or through contractual or other arrangements, and “direct or indirect” has the correlative meaning.

(b)                                 Gender and Number.  Unless the context otherwise requires, all words (whether gender-specific or gender neutral) shall be deemed to include each of the masculine, feminine and neuter genders, and words importing the singular include the plural and vice versa.

(c)                                  Headings.  Headings are included for convenience only and shall not affect the construction of any provision of this Agreement.

(d)                                 Include not Limiting.  “Include,” “including,” “are inclusive of” and similar expressions are not expressions of limitation and shall be construed as if followed by the words “without limitation.”

(e)                                  Law.  References to “law” shall include all applicable laws, regulations, rules and orders of any Governmental Authority, securities exchange or other self-regulating body, any common or customary law, constitution, code, ordinance, statute or other legislative measure and any regulation, rule, treaty, order, decree or judgment; and “lawful” shall be construed accordingly.

(f)                                   References to Documents.  References to this Agreement include the Schedules and Exhibits, which form an integral part hereof.  A reference to any Section, Schedule or Exhibit is, unless otherwise specified, to such Section of, or Schedule or Exhibit to this Agreement.  The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Agreement as a whole and not to any particular Section hereof or Schedule or Exhibit hereto.  A reference to any document (including this Agreement) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.

(g)                                  Time.  If a period of time is specified and dates from a given day or the day of a given act or event, such period shall be calculated exclusive of that day.

(h)                                 Writing.  References to writing and written include any mode of reproducing words in a legible and non-transitory form including emails and faxes.

(i)                                     Language.  This Agreement is drawn up in the English language.  If this Agreement is translated into any language other than English, the English language text shall prevail.

SECTION 2
SALE AND PURCHASE OF THE CONVERTIBLE NOTES

2.1                               Sale and Purchase of Note I.  Subject to the applicable terms and conditions of this Agreement, the Company shall issue and sell to the Investor, and the Investor shall subscribe for and purchase from the Company, a convertible note in principal amount of US$5,000,000 (“Convertible Note I”) on the First Closing Date (the “First Closing”). The consideration payable by the Investor for Convertible Note I shall be US$5,000,000  (the “Note I Consideration”) and shall be paid at the First Closing, subject to Section 8.2, by means of wire transfer of immediately funds in US$ to the Company Account.

2.2                               Sale and Purchase of Note II.  Upon the Company’s request in writing, the Investor may in its absolute discretion agree in writing that, within twelve (12) months after the date of the First Closing and subject to the applicable terms and conditions of this Agreement, the Company shall issue and sell to the Investor, and the Investor shall subscribe for and purchase from the Company, a convertible note (“Convertible Note II”) in principal amount (the “Note II Consideration”) that is no more than US$5,000,000 (the “Subsequent Closing”). Any agreement between the Company and the Investor shall include (i) the closing date (the “Subsequent Closing Date”) on which Convertible Note II will be issued and sold, and (ii) the amount of the Note II Consideration.

2.3                               Use of Proceeds.  The Company shall cause the proceeds from the sale of the Convertible Note I to the Investor to be used in the following proportions:

(a)                                 60% shall be used in respect of payment of amounts due under the Hanfei SPA, with each payment requiring the Investor’s approval in writing; and

(b)                                 40% shall be used for general working capital of the Group, or such other uses approved in writing by the Investor,

provided that the Investor shall have no obligation to monitor or verify that the proceeds are used in such a manner.

If the Company issues and sells Convertible Note II to the Investor, the proceeds from such issuance and sale shall be utilized in the same proportions.

2.4                               Compliance with Laws. The Company shall not use, or permit the use of, any proceeds from the sale of the Convertible Notes, directly or indirectly, for the purpose of financing the activities of any person subject to any Sanctions or for any other purpose that will, or is likely to, cause the Company, any other Group Company or the Investor to breach or be non-compliant with any applicable law, including anti-money laundering and anti-bribery laws.

SECTION 3
CONDITIONS PRECEDENT TO CLOSINGS

3.1                               Conditions Precedent to Obligations of Investor at Closings. The obligation of the Investor to complete the purchase of the relevant Convertible Note at each Closing is subject to the fulfillment, prior to or simultaneously with each such Closing, of the following conditions except for those conditions expressly indicated therein as applicable to the First Closing only, in which case such conditions shall not apply to the Subsequent Closing, any one or more of which may only be waived by the Investor in writing:

(a)                                 (A) the Company Warranties (i) being true and correct as of the date hereof and (ii) being true and correct in all material respects on the First Closing Date, as if given on the First Closing Date with reference to the facts and circumstances then existing, and (B) each of the Fundamental Warranties (other than Sections 7(c) to 7(f) (Tax, Records and Returns) of Schedule 2) being true and correct in all material respects on the Subsequent Closing Date, as if given on the Subsequent Closing Date with reference to the facts and circumstances then existing;

(b)                                 each of the Founders, Founder Holdcos and Group Companies having performed and complied in all material respects with all of its agreements and obligations contained in the CN Basic Documents to which it is a party that are required to be performed or complied with by it on or before the relevant Closing;

(c)                                  each of the Group Companies having duly attended to and carried out all corporate procedures that are required under the laws of its place of incorporation or establishment or (if applicable) listing to effect its execution, delivery and performance of the Note Documents to which it is a party, and the transactions contemplated hereby and thereby, and having provided copies of all resolutions (and all attachments thereto) described below to the Investor (certified by a director of the Company to be true, complete and correct copies as of the relevant Closing Date) which corporate procedures shall include:

(i)                                     approval by the Board and the shareholders of the Company, of the following:

(1)                                 the authorization and issuance of the relevant Convertible Note in an aggregate principal amount equal to the relevant Consideration to the Investor; and

(2)                                 the execution, delivery and performance by the Company of each Note Document to which it is a party, and all the transactions contemplated by such Note Documents; and

(ii)                                  approval by the boards of directors and the shareholders of each other Group Company, of the execution, delivery and performance by such entity, of each Note Document to which it is a party, and all the transactions contemplated by such Note Documents to which it is a party.

(d)                                 there being no Governmental Authority or other Person that has:

(i)                                     instituted or threatened in writing any legal, arbitral or administrative proceedings against any Group Company to restrain, prohibit or otherwise challenge the purchase of the relevant Convertible Note by the Investor or any of the other transactions contemplated herein or under any Note Document; or

(ii)                                  proposed or enacted any statute or regulation which would prohibit, materially restrict or materially delay implementation of the transactions contemplated under this Agreement, any other Note Document or the operation of the Group as a whole after the relevant Closing as contemplated in the Note Documents;

(e)                                  each of the Note Documents having been executed by each party thereto other than the Investor;

(f)                                   at the First Closing, all share certificates, share transfer forms and other documents and notices required to be provided under the Security Documents having been delivered to the Investor;

(g)                                  there having been since the date of this Agreement no Material Adverse Change;

(h)                                 no Event of Default having occurred; and

(i)                                     the Company having delivered to the Investor a certificate, dated the relevant Closing Date and signed by an authorized signatory of the Company, certifying that the conditions set forth in paragraphs (a) to (i) of this Section 3.1 relevant to such Closing, have been satisfied.

SECTION 4
CLOSING ACTIONS

4.1                               Time and Place of Closings.  As soon as practical, but in no event later than fourteen (14) days after the conditions precedent set forth in Section 3.1 (other than those conditions precedent that by their terms cannot be fulfilled until the Closing) being satisfied or waived, the Closing shall take place at 10:00 a.m. Hong Kong time at the Hong Kong offices of Dechert LLP or, at such other time and place as the Parties may mutually agree.

4.2                               Actions at Closings.

(a)                                 At each Closing, each of the following shall take place simultaneously:

(i)                                     the Company shall deliver to the Investor the duly authorized and executed Convertible Note with respect to such Closing in a principal amount equal to the relevant Consideration, payable to the order of the

Investor or its nominee and registered in the name of the Investor or its nominee; and

(ii)                                  the Investor shall procure that the relevant Consideration (subject to Section 8, including the withholding of an amount equal to the Reimbursed Expenses at the First Closing), shall be paid by wire transfer of immediately available funds in US$ to the Company Account, and the delivery of one or more irrevocable MT103 SWIFT payment messages, Federal Reference numbers or other similar irrevocable confirmations of such payment shall be conclusive evidence of the satisfaction of the Investor’s obligation under this Section 4.2(a)(ii).

(b)                                 Without prejudice to Section 4.2(a), at the First Closing, each of the following shall take place simultaneously:

(i)                                     the Company shall deliver to the Investor each document executed pursuant to Section 3.1(e) dated as of the First Closing Date; and

(ii)                                  the Company shall, and shall ensure other relevant Group Companies to, deliver to the Investor, all such other deliverables required to be provided under the Security Documents.

4.3                               Efforts to Fulfill Closing Conditions.  The Company shall use all reasonable efforts to ensure that the conditions set forth in Section 3.1 shall be fulfilled by the Long Stop Date.

4.4                               Actions if Conditions not Fulfilled.  If any condition applicable to the First Closing set forth in Section 3.1 shall not have been fulfilled or waived by the Long Stop Date, the Investor may, at its option, without prejudice to its rights hereunder and under applicable law:

(a)                                 proceed to the First Closing in accordance with Section 4.1 so far as practicable; or

(b)                                 terminate this Agreement in accordance with Section 10.2.

In the case of termination, no Party shall have any rights or claims against any other Party, without prejudice to the rights or claims of any Party in respect of a breach of this Agreement prior to such termination and save for those that expressly survive termination of this Agreement in accordance with the provisions of Section 10.3.

SECTION 5
OBLIGATIONS ON ACTIONS OF THE GROUP COMPANIES AND THE
INVESTOR BETWEEN EXECUTION AND CLOSING

5.1                               Business Operation.  From the date hereof until the First Closing Date, the Company shall cause each of the Group Companies to, conduct its business in a manner so as to ensure that the Company Warranties continue to be true and correct in all material respects on and as of the First Closing Date as if made on and as of the First Closing Date.

5.2                               Restrictions on Actions Between Execution and Closing.  From the date hereof until the First Closing Date, other than as set forth in this Agreement or other CN Basic Documents, the Company shall not, without the prior written consent of the Investor, cause or permit any Group Company to take any actions set forth in Schedule 4.

SECTION 6
REPRESENTATIONS, WARRANTIES, UNDERTAKINGS AND
COVENANTS

6.1                               Company Warranties.  The Company represents, warrants and undertakes to the Investor in the terms of the Company Warranties and acknowledges that the Investor in entering into this Agreement is relying on such Company Warranties.

6.2                               Investor Warranties.  The Investor represents, warrants and undertakes to the Company in the terms of the Investor Warranties and acknowledges that the Company in entering into this Agreement is relying on the Investor Warranties.

6.3                               Separate and Independent.  The Company Warranties shall be separate and independent and save as expressly provided shall not be limited by reference to any other paragraph or anything in this Agreement or the Schedules.

6.4                               Registration of Security Documents.

The Company shall, and shall cause the relevant Group Companies to, (i) as soon as practicable after the First Closing, but in any event no later than 45 days after the First Closing, register the Initial Onshore Share Pledge with the relevant local counterpart of the State Administration of Foreign Exchange, the Ministry of Commerce and the SAMR, where applicable; and (ii) file or register the other Security Documents as provided for therein.

6.5                               Hanfei SPA

The Company shall not amend, waive any right or remedy under, or terminate the Hanfei SPA without the prior written consent of the Investor.

6.6                               Information Rights

For as long as any of the Convertible Notes remain outstanding, the Company shall supply the Investor with:

(a)                                 concurrently therewith, copies of all documents or other material information distributed to any to the creditors of any Group Company, or any class of them;

(b)                                 promptly upon any Group Company becoming aware of them, details of any litigation, arbitration, administrative or similar proceedings, or any notice from any Governmental Authority relating to any audit or investigation, in each case, current, pending or threatened in respect of any Group Company;

(c)                                  promptly upon any Group Company becoming aware of its occurrence, notice of any Potential Event of Default or Event of Default, and the steps (if any) being taken to remedy it;

(d)                                 promptly upon receipt thereof, a copy of any notice from any counterparty to any agreement or arrangement to which any Group Company is party of any actual or potential default; and

(e)                                  promptly upon request, such information as the Investor may from time to time reasonably request relating to the business, assets or financial condition of the Group or compliance by the Company or any Group Company with the terms of any Note Document.

6.7                               Inspection Rights

For as long as any of the Convertible Notes remain outstanding, the Company shall, and shall procure that each other Group Company shall, allow the Investor and its Affiliates and their respective agents and professional advisors full access at all reasonable times and on reasonable prior written notice to inspect the offices and facilities of any Group Company and examine the books, accounts and records of any Group Company, including, without limitation, to:

(a)                                 visit any of the sites and premises where the business of any Group Company is conducted;

(b)                                 inspect any of the sites, offices, facilities, plant and equipment and other assets of any Group Company; and

(c)                                  have access to those management, employees, agents, contractors and subcontractors of any Group Company who have or may have knowledge of matters with respect to which the Investor seeks information, provided that no such reasonable prior notice shall be necessary if the Investor is in receipt of, and have provided to the Company, reasonable evidence indicating that any Group Company or its personnel has violated any applicable law or if the Investor reasonably suspects that any Potential Event of Default or Event of Default has occurred.

SECTION 7
CONFIDENTIALITY; RESTRICTION ON ANNOUNCEMENTS

7.1                               General Obligation.  Each Party undertakes to the other Parties that it shall not reveal, and that it shall procure that its directors, equity interest holders, partners, representatives, members, advisors (including auditors, accountants, consultants, financial advisors and attorneys), financing sources, officers, employees and agents (collectively, “Representatives”) do not reveal, the Confidential Information of any other party hereto to any third party without the prior written consent of such other Parties or use any Confidential Information in such manner that is detrimental to the Company or the concerned Party, as the case may be.  Each Party shall be responsible for any breach of obligations set forth herein by any of its Affiliates, its Representatives or its Affiliates’ Representatives.  The term “Confidential Information” as used in this Section 7 means, with respect to the Company: any information concerning the organization, business, technology, safety records, investment, finance, marketing, business plans, transactions or affairs of any Group Company or any of their respective directors, officers or employees (whether conveyed in written, oral or in any other form and whether such information is furnished before, on or after the date of this

Agreement) and with respect to each of the Company and the Investor: the terms and existence of any CN Basic Document (other than the CN Basic Documents that are required by law or any applicable Governmental Authority to be publicly filed or disclosed); provided, that Confidential Information does not include information that (i) is or becomes publicly known or available through no breach of this Agreement, (ii) is rightfully acquired from a third party free of restrictions on its disclosure or (iii) is independently developed without any use of or reference to any Confidential Information. The Company shall procure that each of the other Group Companies shall comply with the obligations set forth in this Section 7 as if it were a Party to this Agreement.

7.2                               Exceptions.  The provisions of Section 7.1 shall not apply to:

(a)                                 disclosure by a Party to its Representative, provided that such Representative (i) is under a similar obligation of confidentiality or (ii) is otherwise under a binding professional obligation of confidentiality;

(b)                                 disclosure by a Party to its Affiliates or their respective Representatives, provided that such Affiliate or Representative (i) is under a similar obligation of confidentiality or (ii) is otherwise under a binding professional obligation of confidentiality;

(c)                                  disclosure, after giving prior notice to the other Parties to the extent practicable under the circumstances and subject to any practicable arrangements to protect confidentiality, to the extent required under the rules of any stock exchange on which the shares of a Party or its parent company are listed or by law or any applicable Governmental Authority and only to the extent required thereby, provided that the Company shall prior to making any disclosures hereunder, provide, at its own cost, the Investor with, to the extent permitted under applicable laws, the full text of such disclosure and the list of Confidential Information to be disclosed and, if requested by the Investor and to the extent permitted under applicable laws, to amend such disclosure and the amount of Confidential Information to be disclosed to the reasonable satisfaction of the Investor;

(d)                                 disclosure by any Party or its Representatives with the prior written consent of the other Party; or

(e)                                  disclosure by the Investor (or any direct or indirect assignee or transferee of the Investor) to a party to whom assignment or transfer is permitted under this Agreement, and any potential or actual transferee of any Convertible Note.

SECTION 8
TAXES, DUTIES, FEES, COSTS, EXPENSES AND INDEMNIFICATION

8.1                               Taxes; Fees, Costs and Expenses.  Each Party shall pay all of its own Taxes, and subject to Section 8.2, its own fees, costs and expenses, incurred in connection with the negotiation, execution, delivery and performance of this Agreement and other CN Basic Documents and the transactions contemplated hereby and thereby.

8.2                               Fees and Expenses.

(a)                                 Notwithstanding anything to the contrary herein, the Company shall pay or reimburse the Investor all the fees, costs and expenses incurred by the Investor for the purpose of conducting due diligence and preparing, negotiating, executing, delivering and performing the CN Basic Documents (including any amendments thereof) and related professional work (including but not limited to fees and expenses of the Investor’s counsels, accountants, agents and representatives and other out-of-pocket costs and administration expenses) so long as the sum of such amounts payable or reimbursable by the Company does not exceed US$100,000 (the “Reimbursed Expenses”), provided that Reimbursed Expenses shall not be paid to the Investor if the First Closing does not occur due to the Investor’s failure to close after all the conditions precedent set forth in Section 3.1 (other than those conditions precedent that by their terms cannot be fulfilled until the First Closing) have been satisfied or waived.

(b)                                 A notification by the Investor as to the amount of the Reimbursed Expenses shall (absent any manifest error) be final, conclusive and binding on the Company.  Notwithstanding anything to the contrary herein, the Investor shall be entitled to (i) withhold an amount equal to the Reimbursed Expenses from the Note I Consideration at the First Closing and (ii) withhold and set-off any amount of Losses (as defined in Section 8.3) incurred by any Indemnified Party (as defined in Section 8.3) from and against any payment of the Note I Consideration and/or the Note II Consideration payable by the Investor at the First Closing and/or the Subsequent Closing, respectively.  If the First Closing does not occur due to the failure to satisfy any conditions set forth under Section 3.1 or the Company otherwise refuses to close, upon written notice of the Investor setting forth the amount of the Reimbursed Expenses, the Company shall promptly on demand but no later than twenty (20) days after such demand pay such amount of the Reimbursed Expenses to the Investor.

8.3                               Indemnification.  The Company shall indemnify (to the fullest extent permitted by applicable laws), defend and hold harmless the Investor and the Investor’s Affiliates, and their respective officers, directors, agents and employees (each an “Indemnified Party”) from and against all losses, damages, liabilities, claims, proceedings, obligation, penalty or settlement, costs and expenses (including reasonable legal, accounting and other professional fees and expenses in any action, including any threatened legal proceeding, or in connection with any investigation or evaluation of a claim or otherwise), other than incidental or indirect damages, special or punitive damages, or consequential damages resulting from a breach, actually incurred by the Indemnified Party resulting from or arising out of any breach by the Company of any Company Warranties, covenant or agreement in the CN Basic Documents (collectively, “Losses”), provided that:

(a)                                 the Company shall not be liable in respect of any Losses unless the amount, when aggregated with any other amount or amounts recoverable in respect of other Losses, exceeds US$200,000, and in the event that the aggregate amount exceeds US$200,000, the Company shall be liable for the full amount of all Losses;

(b)                                 absent of any fraud, willful misconduct, or gross negligence of the Company, the aggregate amount of Losses the Company shall be liable for under this Section 8.3, whether or not the Convertible Notes are converted, shall in no event be greater than the amount that equals the sum of the principal amounts of the Convertible Notes upon the issuance thereof and any other amounts that may be payable or repayable thereon (including at maturity);

(c)                                  the amount of any Losses for which indemnity is provided under this Agreement shall be determined without duplication of recovery by reason of the events, circumstances or facts giving rise to such liability constituting a breach of more than one representations, warranties, covenants or agreements under this Agreement.

If the Company suffers, incurs or otherwise becomes subject to any Losses, then (without limiting any of the rights of the Investor under the Note Documents), the Investor shall also be deemed, by virtue of its interest in the Conversion Shares (through the Convertible Notes, assuming the Convertible Notes are converted on the basis of the Conversion Price on the date on which the Company suffers, incurs or otherwise becomes subject to such Losses) and as a shareholder of the Company (together, “Effective Ownership”), to have incurred an amount of such Losses proportionate to its Effective Ownership, and in the event any amount is paid by the Company pursuant to this Section 8.3 (an “Indemnity Payment”), the Company shall increase the amount of the Indemnity Payment to ensure that the Investor would not suffer any Losses as a result of such Indemnity Payment by virtue of its Effective Ownership.

8.4                               The Company Warranties other than the Fundamental Warranties shall survive the Closing and the Subsequent Closing solely for purposes of Section 8.3 and, except for the Fundamental Warranties, shall terminate upon the close of business on the second (2nd) year anniversary of (a) the First Closing Date; or (b) if the Subsequent Closing occurs, the Subsequent Closing Date. The Fundamental Warranties shall survive the Closing and the Subsequent Closing, subject to the statute of limitation in accordance with applicable laws. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall survive the First Closing Date indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law.  Notwithstanding the preceding sentences, any breach of representation, warranty, covenant or agreement in respect of which indemnity may be sought hereunder shall survive the time at which it would otherwise terminate pursuant to the preceding sentences, if notice of the inaccuracy or breach thereof giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

SECTION 9
SECURITY TRUSTEE

9.1                               Trust.

(a)                                 The Security Trustee declares that it shall hold all property over which security is expressed to be granted under the Initial Onshore Share Pledge, all proceeds thereof and all representations, warranties and obligations of the pledgor thereunder on trust for the Investor on the terms contained in this Agreement.

(b)                                 Each of the Parties agrees that the Security Trustee shall have only those duties, obligations and responsibilities expressly specified in this Agreement or in the Initial Onshore Share Pledge (and no others shall be implied).

9.2                               Parallel Debt.

(a)                                 Notwithstanding any other provision of this Agreement, the Company hereby irrevocably and unconditionally undertakes to pay to the Security Trustee, as creditor in its own right and not as representative of the Investor, sums equal to and in the currency of each amount payable by the Company or any other Group Company to the Investor under each of the Note Documents as and when that amount falls due for payment under the applicable Note Documents.

(b)                                 The Security Trustee shall have its own independent right to demand payment of any or all of the amounts payable by the Company under this Section 9.2.

(c)                                  Any amount due and payable by the Company to the Security Trustee under this Section 9.2 shall be decreased to the extent that the Investor has received (and is able to retain) payment in full of the corresponding amount under the other provisions of the Note Documents and any amount due and payable by the Company or any other Group Company to the Investor under those provisions shall be decreased to the extent that the Security Trustee has received (and is able to retain) payment in full of the corresponding amount under this Section 9.2.

(d)                                 The rights of the Investor to receive payment of amounts payable by the Company under the Note Documents are several and are separate and independent from, and without prejudice to, the rights of the Security Trustee to receive payment under this Section 9.2.

9.3                               Instructions to Security Trustee.

(a)                                 Subject to paragraph (b) below, the Security Trustee shall act in accordance with any instructions given to it by the Investor or, if so instructed by the Investor, refrain from exercising any right, power, authority or discretion vested in it as Security Trustee.

(b)                                 Paragraph (a) shall not apply in respect of any provision which protects the Security Trustee’s own position in its personal capacity as opposed to its role of Security Trustee for the Investor.

9.4                               Security Trustee’s Actions.

Without prejudice to the provisions of Section 9.3, the Security Trustee may (but shall not be obliged to), in the absence of any instructions to the contrary, take such action in the exercise of any of its powers and duties under the Initial Onshore Share Pledge as it considers in its discretion to be appropriate.

9.5                               Powers Supplemental.

The rights, powers and discretions conferred upon the Security Trustee by this Agreement shall be in addition to any which may be vested in the Security Trustee by general law or otherwise.

9.6                               Resignation of the Security Trustee.

(a)                                 The Security Trustee may resign and appoint one of its Affiliates as successor by giving notice to the Company and the Investor.

(b)                                 The Security Agent’s resignation notice shall only take effect upon (i) the appointment of a successor and (ii) the assignment or transfer of all of the trust property referred to in Clause 9.1(a) to that successor.

9.7                               Winding up of Trust.

The trusts set out in this Agreement shall be wound up on the Replacement Date.

9.8                               New Onshore Share Pledge.

The Company shall, promptly upon request of the Investor, procure that each of Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司) and the WFOE shall:

(a)                                 execute and deliver the New Onshore Share Pledge (in substantially the same form as the Initial Onshore Share Pledge);

(b)                                 de-register the Initial Onshore Share Pledge and simultaneously register the New Onshore Share Pledge with the relevant local counterpart of the State Administration of Foreign Exchange, the Ministry of Commerce and the SAMR, where applicable; and

(c)                                  do all other acts and things necessary to ensure that the New Onshore Share Pledge is legal, valid, binding and enforceable.

SECTION 10
TERMINATION

10.1                        Effective Date; Termination.  This Agreement shall become effective upon execution by all of the Parties and shall continue in force until terminated in accordance with Section 10.2.

10.2                        Events of Termination.  This Agreement may be terminated at any time prior to the First Closing as follows:

(a)                                 at the election of the Investor, if any one or more of the conditions set forth in Section 3.1 to the obligation of the Investor to complete has not been fulfilled on or prior to the Long Stop Date;

(b)                                 by either Party in writing and without liability of any Party on account of such termination (provided that the terminating party is not otherwise in material default or material breach of this Agreement), if the First Closing shall not have occurred on or before the Long Stop Date; or

(c)                                  by written consent of the Parties.

10.3                        Survival.  If this Agreement is terminated in accordance with Section 10.2, it shall become void and of no further force and effect, except for the provisions of Section 7 (Confidentiality; Restriction on Announcements), Section 8 (Taxes, Duties, Fees and Expenses), this Section 10.3 (Survival), Section 11 (Notices), Section 12 (Miscellaneous) and Section 13 (Governing Law and Dispute Resolution); provided, however, that such termination shall, unless otherwise agreed by the Parties, be without prejudice to the rights of any Party in respect of a breach of this Agreement prior to such termination.

SECTION 11
NOTICES

11.1                        Notices.  Each notice, demand or other communication given or made under this Agreement shall be in writing in English and delivered or sent to the relevant Party at its address, fax number or email address set out below (or such other address, fax number or email address as the addressee has by five days’ prior written notice specified to the other Parties).  Any notice, demand or other communication given or made by letter between countries shall be delivered by air mail.  Any notice, demand or other communication so addressed to the relevant Party shall be deemed to have been delivered, (a) if delivered in person or by messenger, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third day following posting, and if sent by post to another country, on the seventh day following posting; (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch; and (d) if given or made by email, at the time of transmission.

11.2                        Addresses and Fax Numbers.  The initial address and facsimile for each Party for the purposes of this Agreement are:

if to the Investor or the Security Trustee:

c/o ADV Partners Management Pte Ltd,
Address :	5 Shenton Way, #13-03 UIC Building, Singapore 068808
Fax :	+65 6235 0325
Attn:	ADV Operations (Project Cixi)
Email :	operations@advpartners.com

if to the Company:

Address:	Room 1202, Building B, Zhihui Guangchang, 4068 Qiaoxiang Road, Nanshan District, Shenzhen, Guangdong Province, P.R.C. 518053
Telephone:	+86 13928620496
Attn:	Toby Guanhua Wu
Email :	toby@pengai.com.cn

SECTION 12
MISCELLANEOUS

12.1                        Enforcement Action.  For the avoidance of doubt, any obligation on the part of the Investor to make the investment hereunder is made solely to the Company, and no other Person shall have any right to enforce such obligation against the Investor.

12.2                        No Partnership.  The Parties expressly do not intend hereby to form a partnership, either general or limited, under any jurisdiction’s partnership law.  The Parties do not intend to be partners one to another, or partners as to any third party, or create any fiduciary relationship among themselves, solely by virtue of the Investor’s status as the holder of the Convertible Notes.

12.3                        Amendment.  This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.

12.4                        Waiver.  No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision.  No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy.  Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.

12.5                        Entire Agreement.  This Agreement (together with the other CN Basic Documents and any other documents referred to herein or therein) constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.

12.6                        Severability.  Each and every obligation under this Agreement shall be treated as a separate obligation and shall be severally enforceable as such, including in the event of any other obligation or obligations being or becoming invalid, illegal or unenforceable in whole or in part.  To the extent that any provision or provisions of this Agreement are invalid, illegal or unenforceable the Company and the Investor shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

12.7                        Counterparts.  This Agreement may be executed in one or more counterparts including counterparts transmitted by telecopier, facsimile or PDF attachment to an email, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.

12.8                        Consent to Specific Performance.  The Parties declare that it is impossible to measure in money the damages that would be suffered by a Party by reason of the failure by any other Party to perform any of the material obligations hereunder and that, in addition to all other remedies, each Party will be entitled to seek specific performance and to seek injunctive or other equitable relief as a remedy for any such breach or failure to perform its material obligations hereunder.

12.9                        Transfer; Assignment.  None of the Parties shall be entitled to assign or transfer this Agreement or any of its rights or duties hereunder to any Person without the other Party’ prior written consent except that the Investor may assign or transfer all or part of its interest, rights and duties under this Agreement (including the right to purchase the Convertible Notes) to any of its Affiliate(s), or any transferee of any Convertible Note, in each case, without the consent of the Company.  This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Parties.

12.10                 Knowledge.  In this Agreement, any reference to the Company’s “knowledge” means the actual knowledge of the Founders and that knowledge which would have been acquired by the Founders had the Founder made such due inquiry and exercised such due diligence as a prudent business person would have made or exercised in the management of his or her business affairs, including due inquiry of those officers, directors, key employees and professional advisers (including attorneys, accountants and consultants) of the Group Companies who could reasonably be expected to have knowledge of the matters in question, and any reference to the Investor’s “knowledge” means information (i) disclosed by the Company in its prospectus used in its initial public offering and/or in its other public filings; (ii) disclosed by the Company to the Investor in writing.

SECTION 13
GOVERNING LAW AND DISPUTE RESOLUTION

13.1                        GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE HKSAR.

13.2                        Dispute Resolution.

(a)                                 Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination, validity or invalidity thereof, shall be referred to arbitration upon the demand of either party to the dispute with notice (the “Arbitration Notice”) to the other.

(b)                                 The Dispute shall be settled by arbitration in Hong Kong by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the Hong Kong International Arbitration Centre Administered Arbitration Rules (the “HKIAC Rules”) in force when the Arbitration Notice is submitted in accordance with the HKIAC Rules.  There shall be three (3) arbitrators. The claimants in the Dispute shall nominate one (1) arbitrator and the respondents in the Dispute shall nominate one (1) arbitrator.  The HKIAC Council shall appoint the third arbitrator, who shall serve as the presiding arbitrator.

(c)                                  The arbitral proceedings shall be conducted in English.  To the extent that the HKIAC Rules are in conflict with the provisions of this Section 13.2, including the provisions concerning the appointment of the arbitrators, the provisions of this Section 13.2 shall prevail.

(d)                                 Each party to the arbitration shall cooperate with each other party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other party in connection with such arbitral proceedings, subject only to any confidentiality obligations binding on such party.

(e)                                  The award of the arbitral tribunal shall be final and binding upon the parties thereto, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

(f)                                   The arbitral tribunal shall decide any Dispute submitted by the parties to the arbitration strictly in accordance with the substantive laws of Hong Kong.

(g)                                  Any party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(h)                                 During the course of the arbitral tribunal’s adjudication of the Dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Aesthetic Medical International Holdings Group Limited

By:
Name: Pengwu Zhou
Title: Director

[Signature Page to the Convertible Note Purchase Agreement]

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Peak Asia Investment Holdings V Limited

By:
Name:
Title: Director

[Signature Page to the Convertible Note Purchase Agreement]

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

Beacon Technology Investment Holdings Limited

By:
Name:
Title: Director

[Signature Page to the Convertible Note Purchase Agreement]

SCHEDULE 1

GROUP STRUCTURE CHART AND PARTICULARS OF EACH GROUP COMPANY

Part I Group Structure Chart

Aesthetic Medical International Holdings Group Limited (Cayman)
100%
DRAGON JADE HOLDINGS LIMITED (龍翠控股有限公司)
100%
Peng Oi Investment (Hong Kong) Holdings Limited (鹏爱投资（香港）集团有限公司)
100%
Newa Medical Aesthetics Limited
Offshore
PRC
100%
鹏意达商务咨询（深圳）有限公司
100%
深圳鹏爱医院投资管理有限公司
1. 深圳鹏爱医疗美容医院（100%）
2. 深圳鹏程医院（100%）
3. 深圳鹏爱秀琪医疗美容医院（67%）
4. 深圳鹏爱悦己医疗美容医院（60%）
5. 广东鹏爱韩妃医院管理有限公司（51%）
6. 海口鹏爱医疗美容医院有限公司（87%）
7. 杭州鹏爱医疗美容门诊部有限公司（70%）
8. 惠州鹏爱医疗美容医院有限公司（65.5%）
9. 济南鹏爱美容整形医院有限公司（70%）
10. 南昌鹏爱医疗美容门诊部有限公司（51%）
11. 南昌鹏爱秀琪医疗美容医院有限公司（70%）
12. 上海鹏爱医疗科技有限公司（100%）
13. 上海鹏爱医疗美容门诊部有限公司（70%）
14. 成都鹏爱悦己医疗美容门诊部有限公司（70%）
15. 烟台鹏爱佳妍美容整形医院有限公司（65%）
16. 长沙鹏爱医疗美容医院有限公司（70%）
17. 重庆鹏爱医疗美容医院有限公司（70%）
18. 广州鹏爱医疗美容医院有限公司（70%）
19. 宁海鹏爱医疗美容门诊部有限公司（51%）
20. 宁波北仑鹏爱医疗美容门诊部有限公司（51%）
21. 宁波奉化鹏爱医疗美容诊所有限公司（51%）
22. 德清鹏爱医疗美容诊所有限公司（51%）
23. 深圳市鹏爱美丽约定美容有限公司（100%）
24. 深圳鹏爱文化传播有限公司（100%）
25. 美约（深圳）网络技术有限公司（46%）

Part II Particulars of Each Group Company

Registered Company Name	:	Aesthetic Medical International Holdings Group Limited 醫美國際控股集團有限公司

Registered Address	:	Vistra (Cayman) Limited, P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman KY1-1205, Cayman Islands

Date of Incorporation	:	May 27, 2011

Company Number	:	257046

Place of Incorporation	:	Cayman Islands

Director(s)	:	ZHOU Pengwu、DING Wenting、HU Qing、ZHOU Yitao、YAN Hong Fei、WEI Zhinan Nelson、Cathy PENG、XUE Hongwei、LU Feng、Tsang Eric Chi Wai

Authorized Share Capital	:	US$1,500,000 divided into 1,500,000,000 Ordinary Shares of par value US$0.001 each

Issued Share Capital	:	70,838,671 shares with a par value of US$0.001 each

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	DRAGON JADE HOLDINGS LIMITED (龍翠控股有限公司) (100%)

Shareholder as of the Date hereof	:

Seefar Global Holdings Limited

Jubilee Set Investments LimitedIDG Technology Venture Investment IV, L.P.

IDG-Accel China Growth Fund III L.P.

IDG-Accel China III Investors L.P.

Pengai Hospital Management Corporation

China Concentric Capital Group Ltd.

SCI Aesthetic Holding Co., Ltd.

Shengli Family Limited

Peak Asia Investment Holdings V Limited Deutsche Bank Trust Company Americas

Registered Company Name	:	DRAGON JADE HOLDINGS LIMITED (龍翠控股有限公司)

Registered Address	:	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

Date of Incorporation	:	January 30, 2014

Company Number	:	1810343

Place of Incorporation	:	THE BRITISH VIRGIN ISLANDS

Director(s)	:	Pengai Hospital Management Cooperation、YAN Hong Fei、WEI Zhinan Nelson

Authorized Shares	:	A maximum of 500,000,000 shares with a par value of US$0.0001

Issued Shares	:	10,000 shares with a par value of US$0.0001

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	Peng Oi Investment (Hong Kong) Holdings Limited (100%)

Shareholder as of the Date hereof	:	Pengai Aesthetic Medical Group (100%)

Registered Company Name	:	Peng Oi Investment (Hong Kong)Holdings Limited 鵬愛投資（香港）集團有限公司

Registered Address	:	17/F，Siu Ying Commercial Building，151-155 Queen’s Road Central, Hong Kong

Date of Incorporation	:	23 July 2004

Company Number	:	913408

Place of Incorporation	:	Hong Kong

Director(s)	:	周鹏武，丁文婷，胡青，周毅涛

Authorized Share Capital	:	HKD 10,000

Issued Share Capital	:	HKD 10,000

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	Newa Medical Aesthetics Limited（100%） 鹏意达商务咨询（深圳）有限公司（100%）

Shareholder as of the Date hereof	:	DRAGON JADE HOLDINGS LIMITED (龍翠控股有限公司) (100%)

Registered Company Name	:	Newa Medical Aesthetics Limited

Registered Address	:	Flat/RM A,19/F., Entertainment Building 30 Queen’s Road Central Central Hong Kong

Date of Incorporation	:	April 11, 2014

Company Number	:	2087295

Place of Incorporation	:	Hong Kong

Director(s)	:	周鹏武

Authorized Share Capital	:	HKD 1,000,000

Issued Share Capital	:	HKD 1,000,000

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	Peng Oi Investment (Hong Kong) Holdings Limited (100%)

Registered Company Name	:	鹏意达商务咨询（深圳）有限公司

Registered Address	:	深圳市南山区南油第四工业区7A栋4楼南

Date of Incorporation	:	2010年12月29日

Company Number	:	914403005657038624

Place of Incorporation	:	中国

Director(s)	:	周鹏武（董事长）、周毅涛、胡青、丁文婷、严鸿飞、SHU Kenichi

Authorized Share Capital (Registered Capital)	:	22600万元港币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	深圳鹏爱医院投资管理有限公司（100%） 西安新鹏爱悦己医疗美容门诊部有限公司（70%）

Shareholder as of the Date hereof	:	鹏爱投资（香港）集团有限公司（100%）

Registered Company Name	:	深圳鹏爱医院投资管理有限公司

Registered Address	:	深圳市南山区南油第四工业区7A栋4楼南

Date of Incorporation	:	2004年12月6日

Company Number	:	91440300769184144M

Place of Incorporation	:	中国

Director(s)	:	周鹏武（董事长）、周毅涛、胡青、丁文婷

Authorized Share Capital (Registered Capital)	:	11500万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:

深圳鹏爱医疗美容医院（100%）

深圳鹏程医院（100%）

深圳鹏爱秀琪医疗美容医院（67%）深圳鹏爱悦己医疗美容医院（60%）

广东鹏爱韩妃医院管理有限公司（51%）

海口鹏爱医疗美容医院有限公司（87%）

杭州鹏爱医疗美容门诊部有限公司（70%）

惠州鹏爱医疗美容医院有限公司（65.5%）

济南鹏爱美容整形医院有限公司（70%）

南昌鹏爱医疗美容门诊部有限公司（51%）

南昌鹏爱秀琪医疗美容医院有限公司（70%）

上海鹏爱医疗科技有限公司（100%）

上海鹏爱医疗美容门诊部有限公司（70%）

成都鹏爱悦己医疗美容门诊部有限公司（70%）

烟台鹏爱佳妍美容整形医院有限公司（65%）

长沙鹏爱医疗美容医院有限公司（70%）

重庆鹏爱医疗美容医院有限公司（70%）

广州鹏爱医疗美容医院有限公司（70%）

宁海鹏爱医疗美容门诊部有限公司（51%）

宁波北仑鹏爱医疗美容门诊部有限公司（51%）

宁波奉化鹏爱医疗美容诊所有限公司（51%）

德清鹏爱医疗美容诊所有限公司（51%）

深圳市鹏爱美丽约定美容有限公司（100%）

深圳鹏爱文化传播有限公司（100%）

美约（深圳）网络技术有限公司（46%）

Shareholder as of the Date hereof	:	鹏意达商务咨询（深圳）有限公司（100%）

Registered Company Name	:	深圳鹏爱医疗美容医院

Registered Address	:	深圳市南山区南山大道1122号

Date of Incorporation	:	2011年12月15日

Company Number	:	91440300781396828M

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	7000万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（100%）

Registered Company Name	:	深圳鹏程医院

Registered Address	:	深圳市罗湖区桂园街道笋岗东路3013号长虹大厦1-4楼

Date of Incorporation	:	2011年12月15日

Company Number	:	91440300745164966Y

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	3600万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（100%）

Registered Company Name	:	深圳鹏爱秀琪医疗美容医院

Registered Address	:	深圳市福田区梅林街道梅华路252号一、二、三层

Date of Incorporation	:	2017年05月03日

Company Number	:	91440300MA5EH0EA28

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	1200万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（67%） 周鹏武（22%） 杨丁瑞（3%） 王贤菊（5%） 罗颖（3%）

Registered Company Name	:	深圳鹏爱悦己医疗美容医院

Registered Address	:	深圳市罗湖区南湖街道人民南路3023号中旅大厦一层东南角、二、三层

Date of Incorporation	:	2016年01月29日

Company Number	:	91440300359982119Q

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	800万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	深圳鹏爱悦心医疗美容医院 (100%) 深圳悦己医疗美容门诊部有限公司 (100%)

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司 (60%) 深圳市鲲鹏医疗投资管理有限公司 (40%)

Registered Company Name	:	广东鹏爱韩妃医院管理有限公司

Registered Address	:	广州市白云区云城街齐富路自编33号时富商务大厦A3房

Date of Incorporation	:	2015年11月23日

Company Number	:	91440111MA59ATFQ65

Place of Incorporation	:	中国

Director(s)	:	胡青 (董事长) 、吴冠华、许琬羚、陈剑鸿、黄招标

Authorized Share Capital (Registered Capital)	:	1117.647万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	广东韩妃医疗美容医院有限公司（80%） 广州韩后医疗美容门诊部有限公司（100%） 珠海韩妃医疗美容门诊部有限公司（100%） 中山韩妃医疗美容门诊部有限公司（100%） 珠海韩妃医疗管理有限公司 (90%)

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司 (51%) 共青城凯拓投资管理合伙企业 (有限合伙) (34%) 扶绥广茂企业管理咨询合伙企业 (有限合伙) (15%)

Registered Company Name	:	海口鹏爱医疗美容医院有限公司

Registered Address	:	海南省海口市美兰区蓝天路21号汇亘大厦101-1、101-2、101-3、101-5、夹层A01商场、夹层A02商场、夹层A03商场

Date of Incorporation	:	2011年3月2日

Company Number	:	914601005679741805

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	300万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（87%） 许琬羚（3%） 谭洪初（10%）

Registered Company Name	:	杭州鹏爱医疗美容门诊部有限公司

Registered Address	:	杭州市江干区太平门直街260号三新银座4楼

Date of Incorporation	:	2014年07月01日

Company Number	:	91330104396312085J

Place of Incorporation	:	中国

Director(s)	:	周毅涛

Authorized Share Capital (Registered Capital)	:	600万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 周鹏武（30%）

Registered Company Name	:	惠州鹏爱医疗美容医院有限公司

Registered Address	:	惠州市惠城区演达大道7号五星国墅园大厦一楼

Date of Incorporation	:	2011年06月16日

Company Number	:	91441300577863468U

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	600万人民币元

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（65.5%） 瞿建陵（25%） 谢文萍（3%） 曹玉芬（3%） 文勇（1.5%） 李艳霞（1%） 黄乐生（1%）

Registered Company Name	:	济南鹏爱美容整形医院有限公司

Registered Address	:	济南市历下区泉城路73号

Date of Incorporation	:	2012年12月28日

Company Number	:	91370102054891697C

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	521万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 周鹏武（25%） 丛国辉（5%）

Registered Company Name	:	南昌鹏爱医疗美容门诊部有限公司

Registered Address	:	江西省南昌市东湖区八一大道357号财富广场A座6层503号房

Date of Incorporation	:	2011年09月29日

Company Number	:	91360100584014536E

Place of Incorporation	:	中国

Director(s)	:	周毅涛

Authorized Share Capital (Registered Capital)	:	500万人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（51%） 张少白（19%） 王朝根（7.5%） 李祝华（10.5%） 涂东明（9%） 李巧华（3%）

Registered Company Name	:	南昌鹏爱秀琪医疗美容医院有限公司

Registered Address	:	江西省南昌市东湖区八一大道358号（江西饭店二部大楼）

Date of Incorporation	:	2019年11月22日

Company Number	:	91360102MA390RNT8L

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	1500万人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 徐志军（30%）

Registered Company Name	:	上海鹏爱医疗科技有限公司

Registered Address	:	上海市长宁区愚园路753号2幢5V-5374室

Date of Incorporation	:	2008年12月10日

Company Number	:	913102306822718358

Place of Incorporation	:	中国

Director(s)	:	周毅涛

Authorized Share Capital (Registered Capital)	:	50万人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（100%）

Registered Company Name	:	上海鹏爱医疗美容门诊部有限公司

Registered Address	:	上海市黄浦区汉口路691号

Date of Incorporation	:	2003年12月8日

Company Number	:	91310101757555227F

Place of Incorporation	:	中国

Director(s)	:	周毅涛

Authorized Share Capital (Registered Capital)	:	30万人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（65%） 周鹏武（15%） 李泓燚（5%） 薛月静（5%） 周毅涛（10%）

Registered Company Name	:	成都鹏爱悦己医疗美容门诊部有限公司

Registered Address	:	成都市锦江区春熙路西段19号1栋6楼

Date of Incorporation	:	2016年1月21日

Company Number	:	91510104MA61TC165E

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	300万人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 深圳市鲲鹏医疗投资管理有限公司（23.1%） 门丽（6.9%）

Registered Company Name	:	烟台鹏爱佳妍美容整形医院有限公司

Registered Address	:	山东省烟台市芝罘区南大街15号二楼102、105、106室

Date of Incorporation	:	2018年6月20日

Company Number	:	91370602MA3M176B5K

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	1000万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（65%） 周鹏武（24%） 马艳平（10%） 李艳霞（1%）

Registered Company Name	:	长沙鹏爱医疗美容医院有限公司

Registered Address	:	湖南省长沙市芙蓉区文艺路街道韶山北路192号湘农大厦二、三、四楼

Date of Incorporation	:	2011年4月27日

Company Number	:	91430102574336320A

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	50万人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 周鹏武（19%） 杨星明（5%） 叶绍琴（3%） 朱黄绿（3%）

Registered Company Name	:	重庆鹏爱医疗美容医院有限公司

Registered Address	:	重庆市南岸区海铜路1号新宝龙钻石国际A座1、4、5、6层

Date of Incorporation	:	2015年11月17日

Company Number	:	91500108MA5U3LJE28

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	2500万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 周鹏武（30%）

Registered Company Name	:	广州鹏爱医疗美容医院有限公司

Registered Address	:	广州市天河区天河东路65号二楼、三楼、四楼自编之一

Date of Incorporation	:	2015年02月05日

Company Number	:	91440101331363594Y

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	1880万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（70%） 周鹏武（26%） 文勇（1%） 曹朵（1%） 杨丁瑞（2%）

Registered Company Name	:	宁海鹏爱医疗美容门诊部有限公司

Registered Address	:	浙江省宁波市宁海县跃龙街道中山中路36号（自主申报）

Date of Incorporation	:	2019年04月28日

Company Number	:	91330226MA2GQE6B3J

Place of Incorporation	:	中国

Director(s)	:	周毅涛（董事长）、国建胜、郑敏

Authorized Share Capital (Registered Capital)	:	300万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（51%） 国建胜（49%）

Registered Company Name	:	宁波北仑鹏爱医疗美容门诊部有限公司

Registered Address	:	浙江省宁波市北仑区新碶街道凤凰城北区1幢103号第一层、第三层，105号第一层、第三层

Date of Incorporation	:	2019年11月06日

Company Number	:	91330206MA2GUP8Q0B

Place of Incorporation	:	中国

Director(s)	:	郑敏

Authorized Share Capital (Registered Capital)	:	250万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（51%） 王爱婉（49%）

Registered Company Name	:	宁波奉化鹏爱医疗美容诊所有限公司

Registered Address	:	浙江省宁波市奉化区岳林街道桥东岸路691-692号（自主申报）

Date of Incorporation	:	2019年11月06日

Company Number	:	91330283MA2GUA3D19

Place of Incorporation	:	中国

Director(s)	:	郑敏

Authorized Share Capital (Registered Capital)	:	150万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（51%） 黄玉素（49%）

Registered Company Name	:	德清鹏爱医疗美容诊所有限公司

Registered Address	:	浙江省湖州市德清县武康街道群益街591号

Date of Incorporation	:	2019年10月18日

Company Number	:	91330521MA2B7NT81B

Place of Incorporation	:	中国

Director(s)	:	郑敏

Authorized Share Capital (Registered Capital)	:	120万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（51%） 陆建芳（49%）

Registered Company Name	:	美约（深圳）网络技术有限公司

Registered Address	:	深圳市前海深港合作区前湾一路1号A栋201室（入驻深圳市前海商务秘书有限公司）

Date of Incorporation	:	2015年08月31日

Company Number	:	91440300356422220M

Place of Incorporation	:	中国

Director(s)	:	彭小华

Authorized Share Capital (Registered Capital)	:	1000万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	N/A

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（46%） 妍爱佳音（深圳）网络科技有限公司（54%）

Registered Company Name	:	深圳市鹏爱美丽约定美容有限公司

Registered Address	:	深圳市南山区南山街道南光社区南山大道1124号南油第四工业区7栋101

Date of Incorporation	:	2005年11月08日

Company Number	:	91440300781396836G

Place of Incorporation	:	中国

Director(s)	:	徐志军

Authorized Share Capital (Registered Capital)	:	10万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（100%）

Registered Company Name	:	深圳鹏爱文化传播有限公司

Registered Address	:	深圳市南山区南山街道南光社区南山大道1124号南油第四工业区7栋8层805

Date of Incorporation	:	2003年11月19日

Company Number	:	91440300757601836D

Place of Incorporation	:	中国

Director(s)	:	周熙淳

Authorized Share Capital (Registered Capital)	:	100万元人民币

Issued Share Capital	:	N/A

Financial Year End	:	1月1日至12月31日

Subsidiaries (and percentage of shareholding)	:	None.

Shareholder as of the Date hereof	:	深圳鹏爱医院投资管理有限公司（100%）

SCHEDULE 2

COMPANY WARRANTIES

Definitions

In this Schedule, capitalized terms not otherwise defined have the meanings set forth in this Agreement, and the following terms have the meanings specified:

“Assets” means all assets, rights and privileges of any nature and all goodwill associated therewith.

“Environment” means all or any of the following media, namely, air, water and land; and the medium of air includes the air within buildings and the air within other natural or man-made structures above or below ground.

“Environmental Laws” means any and all laws whether of the PRC or any other relevant jurisdiction, relating to pollution, contamination or protection of the Environment or to the storage, labeling, handling, release, treatment, manufacture, processing, deposit, transportation or disposal of Hazardous Substances.

“GAAP” means generally accepted accounting principles in Hong Kong, including IFRS, in the case of each Offshore Group Company and the Accounting System for Business Enterprises issued by the Ministry of Finance of the PRC in the case of each Onshore Group Company.

“Hazardous Substance” means all substances of whatever description which may cause or have a harmful effect on the Environment or the health of person or any other living organism including, without limitation, all poisonous, toxic, noxious, dangerous and offensive substances.

“IFRS” means international accounting standards within the meaning of the IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements.

“Litigation” has the meaning set forth in Section 4 of this Schedule 2.

The Warranties

Subject to exceptions that the Investor has knowledge about, the Company represents and warrants to the Investor that the following representations and warranties are true and accurate as of the date hereof, except as otherwise stated.

1.                                      CORPORATE MATTERS

(a)                                 Organization, Good Standing and Qualification.  Each of the Group Companies has been duly incorporated and organized, and is validly existing and has all requisite power and authority to own and operate its Assets and properties and to carry on its business as currently conducted and as contemplated to be conducted.  Each Group Company is qualified to do business and is in good standing (or equivalent status in the relevant jurisdiction) in each jurisdiction where failure to be so qualified would be a Material Adverse Change.    Each Group Company that is a PRC entity has a valid business license issued by the SAMR or its local branch or other relevant Government Authorities (a true and complete copy of which has been delivered to the Investors), and has, since its establishment, carried on its business in compliance with the business scope set forth in its business license in all material respects.  Each Group Company that is a PRC medical institute has a valid Medical Institute License issued by the MOH or its local branch (a true and complete copy of which has been delivered to the Investors), and has, since its establishment, carried on its business in compliance with the business scope set forth in its Medical Institute License in all respects.

(b)                                 Charter Documents.  The Company Charter Documents and the Charter Documents of each other Group Company furnished to the Investor are effective, have not been amended, restated or superseded and are true and complete.

(c)                                  Capitalization and Other Particulars of the Group Companies.  The particulars of each Group Company’s share capital set forth in Part II of Schedule 1 are a true, complete and correct description of the share capital of such Group Company on the date hereof and on the First Closing Date. The registered capital of each Onshore Group Company has been fully paid up pursuant to its articles of association.

(d)                                 Options, Warrants and Reserved Shares.  Except for (i) Convertible Notes, and (ii) the Ordinary Shares issuable upon conversion of the Convertible Notes and any rights to be granted pursuant to the CN Basic Documents, there are no outstanding options, warrants, rights (including conversion or preemptive rights) or agreements for the subscription or purchase from any Group Company of any Equity Securities of any Group Company or any securities convertible into or ultimately exchangeable or exercisable for any Equity Securities of any Group Company.  No shares in the capital stock of any Group Company, or shares issuable upon exercise of any outstanding options, warrants or rights, or other shares issuable by any Group Company, are subject to any preemptive rights, rights of first refusal or other rights to subscribe or purchase such shares (whether in favor of a Group Company or any other Person), pursuant to any agreement or commitment of any Group Company except for those rights provided in the CN Basic Documents.

(e)                                  Other Rights With Respect to Shares.  Except as provided in the CN Basic Documents, no voting or similar agreements exist in relation to the Equity Securities of any Group Company that are presently outstanding or that may hereafter be issued.

(f)                                   Subsidiaries.  Save for the Group Companies, the Company does not directly or indirectly own any interests in or Control any other entities.

(g)                                  Corporate Records.  The registers of members/shareholders, registers of directors and officers, registers of charges, resolutions and all other documents of the Group required to be kept or filed with any relevant Governmental Authority have been kept, filed or submitted for filing, and all resolutions required by applicable laws or the respective Charter Documents of the Group Companies then effective have been passed.

(h)                                 Competitive Activities.  None of the Founders or the Founder Holdcos holds any equity interests in any entity that carries on any business that competes with the business of any Group Company as presently conducted, except the ownership of shares in publicly traded companies representing less than five percent of the outstanding share capital of such company.

(i)                                     No Insolvency.  No order has been made and no resolution has been passed for the winding up or liquidation as dissolution of any Group Company.  No distress, execution or other process has been levied on the whole or a substantial part of the assets of any Group Company.  No Group Company is insolvent or unable to pay its debts as they fall due.  No Group Company has been subject to voluntary or involuntary petition under any applicable bankruptcy laws or any applicable insolvency law or the appointment of a manager, receiver, or similar officer by a court for its business or property.

2.                                      AUTHORIZATION AND VALIDITY OF TRANSACTIONS

(a)                                 Authorization.  Each of the Company and the other Group Companies has the power and authority to execute, deliver and perform the CN Basic Documents to which it is a party.  All actions on the part of the Company and the other Group Companies necessary for the authorization, execution, delivery of and the performance of all of its obligations under the CN Basic Documents have been taken or will have been taken as of the relevant Closing.  All actions on the part of the Company necessary for the authorization, issuance and delivery of the Convertible Notes will be taken prior to the relevant Closing.

(b)                                 Valid Issuance of Convertible Notes and Shares.  The Convertible Notes when issued, sold and delivered in accordance with the terms hereof at the relevant Closing for the consideration expressed herein, will be duly authorized, validly issued, fully paid and non-assessable.  The shares in the share capital of the Company when issued upon conversion of the Convertible Notes will be duly authorized, validly issued, fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof), and free of restrictions on transfer other than restrictions on transfer under the CN Basic Documents and any applicable securities or corporate laws.

(c)                                  Enforceability.  The CN Basic Documents to which any Group Company is a party will, when executed, be the valid and binding obligation of such Group Company, enforceable against such Group Company, as applicable, in accordance with their respective terms, except where such enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, merger, amalgamation, consolidation, moratorium, possessory liens, rights of set off; or (ii) similar laws affecting creditors’ rights generally.

(d)                                 Consents and Approvals.  All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any Governmental Authority or any other competent corporate authority required in connection with the execution, delivery and performance by the Group of the CN Basic Documents or the consummation of the transactions contemplated hereby or thereby have been or will be obtained on or prior to the relevant Closing.

(e)                                  No Breach.  The execution and delivery by any Group Company of each of the CN Basic Documents to which it is a party and the implementation and performance by such Group Company of all the transactions contemplated under such CN Basic Documents do not and will not:

(i)                                     breach or constitute a default under the Company Charter Documents or the Charter Documents of any other Group Company;

(ii)                                  result in a breach of, or constitute a default under, any contract to which any Group Company is a party or by which such Group Company or its respective property or assets is bound or result in the creation or increasing of any obligation on such Group Company (whether to make payment or otherwise) to any Person; or

(iii)                               result in a violation or breach of or default under any law.

(f)                                   No Default.  No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument, which is binding on any Group Company or any of its subsidiaries or to which its (or any of its subsidiaries’) assets are subject and such default or termination has or is likely to have a Material Adverse Change.

3.                                      LEGAL COMPLIANCE

(a)                                 No Violation of Law.  Each Group Company is, and has been, in compliance in all material respects with all applicable laws. No event has occurred and no circumstance exists that (with or without notice or lapse of time) (i) may constitute or result in a violation by any Group Company of, or a failure on the part of such entity to comply with, any applicable laws in any material respect, or (ii) may give rise to any obligation on the part of any Group Company to undertake, or to bear all or any portion of the cost of, any material remedial action of any nature. None of the Group Companies has received any notice from any Governmental Authority regarding any of the foregoing.  No Group Company is under investigation with respect to a violation of any applicable law in any material respect.

(b)                                 Permits and Registrations.  Each Group Company has obtained all Permits and has completed all government registrations, each to the extent necessary for the conduct of its business as currently conducted and to own its Assets.  None of the Group Companies is in breach of or default under any such Permit, and there is no reason to believe such Permit shall be suspended, cancelled or revoked.

(c)                                  Ethical Conducts.  To the knowledge of the Company, no payments or transfers of value have been made which have the purpose or effect of public or commercial bribery, or acceptance of or acquiescence in kickbacks or other unlawful or improper means of obtaining business for the benefit of any Group

Companies.  To the knowledge of the Company, none of the Group Companies, its shareholders, directors, officers and employees has offered, paid, promised to pay, or authorized the payment of any money or anything else of value, whether directly or through another Person, to any government officials or political party in order to (i) influence any act or decision of such official or party or (ii) induce such official or party to use his or its influence with a government or instrumentality thereof for the benefit of any Group Companies.

4.                                      CLAIMS AND PROCEEDINGS

(a)                                 Litigation.  No Group Company is engaged in or has been notified that it is the subject of any litigation, arbitration or administrative or criminal proceedings (collectively, “Litigation”), whether as plaintiff, defendant or otherwise, which may give rise to a claim against a Group Company and has resulted in or could reasonably be expected to result in a Material Adverse Change.  None of the shareholders or equity interest holders of any Group Company, directors and legal representatives of any Group Company is engaged in or has been notified that it is the subject of any Litigation, whether as plaintiff, defendant or otherwise, which has had or may have an adverse effect on any Group Company. There is no judgment, decree, or order of any court in effect against any Group Company which has resulted in or could reasonably be expected to result in a Material Adverse Change, and none of the Group Companies is in default with respect to any order of any Governmental Authority to which it is a party or by which it is bound and which has resulted in or could reasonably be expected to result in a Material Adverse Change.

(b)                                 No Pending Proceedings.  To the knowledge of the Company, no Litigation is threatened or pending against any Group Company which could reasonably be expected to result in a Material Adverse Change.

(c)                                  No Immunity.  None of the Group Companies is entitled to any immunity or privilege (sovereign or otherwise) from any set-off, judgment, execution, attachment or other legal process.

5.                                      GOOD TITLE AND OWNERSHIP

(a)                                 Each Group Company owns or has the right to use all Assets currently used by it in the conduct of its business as currently conducted.  The Assets of each Group Company have been properly maintained in all material respects (except reasonable wear and tear) and are in working condition, and are in all material respects in a condition that is adequate for the intended uses of such Assets, subject to continued repair and replacement in accordance with past practice.

(b)                                 Each Group Company that is a party to the Security Documents is the sole legal and beneficial owner of the Assets over which it purports to grant security interests to the Investor under the Security Documents.

(c)                                  Each of the Group Companies owns and possesses all right, title and interest, free and clear of all Encumbrance, or has valid and enforceable license rights under, all patents, trademarks, service marks, trade names, copyrights, databases, mask works, domain names, and other intellectual or industrial property rights that (i) such Group Company purports ownership interest in and/or (ii) are used or exploited in the business of such Group Company (collectively, the “Company Intellectual Property Rights”).

(d)                                 There are no pending or, to the best knowledge of the Company, threatened (in writing) against the Group Companies any Litigation by any third party contesting (i) the ownership any Company Intellectual Property Rights that any Group Company purports ownership interest in or (ii) the use of any Company Intellectual Property Rights that are used or exploited in the business of any Group Company.

(e)                                  The bank account(s) of each Group Company is opened in the name and under the control of such Group Company.

6.                                      ENVIRONMENTAL ISSUES

(a)                                 Compliance with Environmental Laws.  Each Group Company is in compliance with all Environmental Laws in all material aspects.

(b)                                 Hazardous Substance.  To the best knowledge of the Company, no discharge, release, leaching, emission or escape into the Environment of any Hazardous Substance or any substance regulated by Environmental Laws has occurred or is occurring in the conduct of the business of any Group Company or in relation to any assets of such Group Company and no such discharge, release, leaching, emission or escape has occurred or is occurring for which such Group Company might otherwise be held liable.

(c)                                  Environmental Licenses. Each Group Company has obtained all environmental licenses necessary for conduction of its business.  All such environmental licenses are valid and subsisting and to the best knowledge of the Company there is no reason why any of them should be varied, suspended, cancelled, revoked or not renewed upon expiry on substantially the same terms.  Each Group Company has at all times complied with the terms and conditions of such environmental licenses in all material respects.

(d)                                 No Environmental Actions.  There have not been nor are there pending, or to the best knowledge of the Company, threatened any civil or criminal actions, notices of violations, investigations, administrative proceedings or written communications from any regulatory authority under any Environmental Laws against any Group Company or any of its Assets which has or is likely to have a Material Adverse Change.

7.                                      FINANCIAL STATEMENTS, ENCUMBRANCE, INDEBTEDNESS, TAX, RECORDS AND RETURNS

(a)                                 The financial statements and management accounts (if any) of any Group Company delivered to the Investor have been prepared in accordance with the applicable GAAP, consistently applied; and in the case of audited financial statements, give a true and fair view of, and in the case of any other financial statements, fairly represent, the financial condition (consolidated if applicable) of the relevant Group Company as at the date to which they were drawn up, except in each case, as disclosed to the contrary in those financial statements or management accounts (as applicable).

(b)                                 No Encumbrance exists over all or any of the Assets of any Group Company. No Group Company has any indebtedness outstanding.

(c)                                  Each Group Company has filed or caused to be filed in a timely manner all tax returns and reports required to have been filed and has paid or caused to be paid or adequate provisions have been made with respect to all Taxes required to have been paid by it, except Taxes that are being contested in good faith by appropriate proceedings and for which such Group Company has set aside on its books adequate reserves.

(d)                                 There is no pending dispute with, or notice from, any tax authority relating to any such tax returns filed by any Group Company.

(e)                                  No Group Company has been the subject of any examination or investigation relating to the conduct of its business or the payment or withholding of taxes in an amount of at least RMB500,000, individually or in the aggregate, that has not been resolved or is currently the subject of any examination or investigation by any tax authority relating to the conduct of its business or the payment or withholding of taxes in an amount of at least RMB500,000, individually or in the aggregate.

(f)                                   There has been no deficiency for taxes payments in an amount of at least RMB500,000, individually or in the aggregate, assessed against any of the Group Companies by any taxing authority and no circumstances exist, to the knowledge of the Company that might reasonably be expected to cause any Group Company to be assessed for a tax deficiency.

8.                                      HOLDING COMPANY STATUS

Except under the CN Basic Documents, none of the Offshore Group Companies has traded or incurred any liabilities or commitments (actual or contingent, present or future).

9.                                      AFFILIATE TRANSACTIONS, MATERIAL CONTRACTS

(a)                                 There are no contracts or transactions between any Group Company on the one hand and any current or former director, officer, shareholder or Affiliate of any Group Company or any of their respective Affiliates on the other hand which is outside of ordinary course of business of the relevant Group Company or not on arms-length basis.

(b)                                 No Group Company is a party to, or bound by, any contract that (i) was entered into outside of its ordinary course of business, or (ii) restricts its freedom of action in relation to its normal business activities.

10.                               EMPLOYEE ISSUES

(a)                                 The Group Companies have complied in all material respects with all applicable laws regarding employees, employee benefits and labor matters for all employees of each Group Company, including without limitation making sufficient allocations to the reserve fund, the venture expansion fund, and the bonus and welfare fund for its employees.

(b)                                 Except as required by law no Group Company is a party to or is bound by any currently effective deferred compensation agreement, pension, provident, superannuation, life assurance, disability or other similar schemes or arrangements, bonus plan, incentive plan, profit sharing plan, retirement agreement or other employee compensation agreement.

(c)                                  No Group Company has at any time had nor is there currently threatened to be, any strike, work stoppage or other labor dispute.

11.                               INSURANCE

Each Group Company has in full force and effect insurance policies, including, but not limited to Medical Institute Practice Liability Insurance (医疗机构执业责任险), Cosmetologist Professional Liability Insurance (美容师职业责任险), Public Liability Insurance (公众责任险), Money Insurance (现金保险), Property All Risks Insurance (财产一切险), and other insurances customary for companies similarly situated, with extended coverage, sufficient in amount (subject to reasonable deductibles) to allow it to reasonably replace any of its properties and assets that might be damaged or destroyed and in amounts customary for companies similarly situated.  There is no claim pending thereunder as to which coverage has been questioned, denied or disputed.  All premiums due and payable under all such policies and bonds have been timely paid, and each Group Company is otherwise in compliance in all respects with the terms of such policies and bonds.  Each Group Company has in full force and effect products liability and errors and omissions insurance in amounts customary for companies similarly situated.

12.                               DISCLOSURE

(a)                                 All factual information contained in this Agreement, any other CN Basic Document, or in any Exhibit, Schedule, appendix, statement, certificate or document furnished to the Investor pursuant to or in connection with any CN Basic Document relating to the Group and the Convertible Notes is complete and accurate in all respects, and not misleading in any respect.

(b)                                 The Hanfei SPA, in the form delivered to the Investor prior to the date of this Agreement, is in full force and effect and is legally binding on the parties thereto, contains all the terms of the transactions contemplated thereunder, and is complete and accurate in all respects.

SCHEDULE 3

INVESTOR WARRANTIES

1.                                      Organization, Good Standing and Qualification.  The Investor has been duly incorporated and organized, is validly existing and, where applicable, in good standing.

2.                                      Authorization.  The Investor has the full power, authority and legal right to own its assets and carry on its business.  The Investor is not in receivership or liquidation and has taken no steps to enter into liquidation, and no petition has been presented for the winding-up of the Investor.  There are no grounds on which a petition or application could be based for the winding-up or appointment of a receiver of the Investor.

3.                                      No Breach.  The execution, delivery and performance of this Agreement by the Investor will not:

(a)                                 violate any provision of the Memorandum of Association or Articles of Association of the Investor;

(b)                                 require the Investor to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority or any other third party pursuant to any agreement to which the Investor is a party or by which the Investor is bound;

(c)                                  conflict with or result in any material breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any agreement to which the Investor is a party or by which the Investor is bound;

(d)                                 violate any court order, judgment, injunction, award, decree or writ against, or binding upon, the Investor or upon its securities, properties or business; or

(e)                                  violate any law or regulation of the country where the Investor is incorporated or any other jurisdiction in which the Investor maintains a business presence.

4.                                      Enforceability.  The Investor has the full power and authority to enter into, execute and deliver the CN Basic Documents to which it is a party and to perform the transactions contemplated hereby and thereby.  The execution and delivery by the Investor of the CN Basic Documents to which it is a party and the performance by the Investor of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action of the Investor.  Assuming the due authorization, execution and delivery thereof by the other parties thereto, the CN Basic Documents to which the Investor is a party constitute the legal, valid and binding obligations of the Investor, enforceable against the Investor in accordance with their terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

5.                                      Litigation.  As of the date hereof, no Litigation by or against the Investor is pending or, to the best knowledge of the Investor, threatened in writing, which could affect the legality, validity or enforceability of the CN Basic Documents to which it is a party, or the consummation of the transactions contemplated hereby and thereby.

6.                                      Status of Investor. The Investor is either (i) an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, or (ii) not a “U.S. person” as defined in Rule 902 of Regulation S of the Securities Act and that any transfer or resale of the Convertible Notes or the Conversion Shares will be in accordance with the provisions of said Regulation S or pursuant to an available exemption therefrom.

7.                                      Foreign Investors. If the Investor is not a “U.S. person” (as defined in Rule 902 of Regulation S of the Securities Act), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the issuance of the Convertible Notes or any use of this Agreement, including (i) the legal exchange requirements within its jurisdiction for the purchase of the Convertible Notes , (ii) any foreign consents that may need to be obtained, and (iii) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the Convertible Notes. The Investor’s subscription and payment for, and continued beneficial ownership of, the Convertible Notes will not violate any applicable securities or other laws of the Investor’s jurisdiction.

8.                                      Reliance on Exemptions. The Investor understands that the Convertible Notes are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Investor’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Investor set forth herein in order to determine the availability of such exemptions and the eligibility of the Investor to acquire the Convertible Notes.

SCHEDULE 4

RESTRICTED ACTIONS

1.             any action that creates, authorizes or issues (A) any new class or series of Equity Securities of the Company, or any Equity Securities convertible into, exchangeable for, or exercisable into any Equity Securities, (B) any Equity Securities of the Company other than the Ordinary Shares issued upon the conversion of the Convertible Notes, or Ordinary Shares issued pursuant to the terms of the ESOP, or (C) any Equity Securities of any other Group Company;

2.             any purchase, repurchase or redemption of any Equity Security of any Group Company other than (i) purchase or redemption of Ordinary Shares pursuant to the terms of the ESOP, and (ii) redemption, repayment, or repurchase of any Convertible Note pursuant to the terms thereof;

3.             any amendment or modification to or waiver under any of the Company Charter Documents or any of the Charter Documents of any Group Company;

4.             any declaration, set aside or payment of a dividend or other distribution by any Group Company except for any distribution or dividend with respect to which the sole recipient of any proceeds therefrom is the Company or any wholly-owned subsidiary of the Company, or the adoption of, or any change to, the dividend policy of any Group Company;

5.             any sale, transfer, or other disposal of, or the incurrence of any Encumbrance on, any substantial part of the assets of any Group Company, except for (i) liens for Taxes not yet delinquent or the validity of which are being contested in good faith and for which there are adequate reserves on the applicable financial statements and (ii) liens incurred by operation of law that are not reasonably foreseeable or controllable by the Company and would not materially interfere with, impair or impede the operation or value of the business of the Group;

6.             the commencement of or consent to any proceeding seeking (i) to adjudicate any Group Company as bankrupt or insolvent, (ii) liquidation, winding up, dissolution, reorganization, or arrangement of any of the Group Companies under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or (iii) the entry of an order for relief or the appointment of a receiver, trustee, or other similar official for any Group Company or for any substantial part of its property;

7.             any liquidation, merger, amalgamation, sale of Equity Securities, scheme or arrangement or consolidation of any Group Company with any Person or any analogous transaction, or the purchase or other acquisition by any Group Company of all or substantially all of the assets, equity or business of another Person;

8.             acquisition of another corporation or entity by any Group Company by consolidation, merger, purchase of assets, or other reorganization in which such Group Company acquires, in a single transaction or series of related transactions, all or substantially all assets of such other corporation or entity, or fifty percent (50%) or more of the equity ownership or voting power of such other corporation or entity;

9.             any change of the size or composition of the board of directors of any Group Company;

10.          any investment in, or divestiture or sale by any Group Company of an interest in, a Subsidiary;

11.          creation, incurrence or assumptions by the Group Companies of Indebtedness (including but not limited to issue and sale of convertible debt) in excess of RMB 2 million individually or RMB 5 million on a consolidated basis in the aggregate during any fiscal year;

12.          any advances or loans to any of the directors, officers or employees of any Group Company;

13.          purchasing or leasing any automobile in excess of RMB 1 million in the aggregate in a single transaction or a series of related transactions in any twelve (12) consecutive months period;

14.          purchasing any publicly-traded securities of any other company in one or a series of related transactions exceeding US$100,000 in the aggregate in a twelve (12) consecutive months period;

15.          authorizing any increase in the annual base compensation by more than twenty percent (20%) for any senior officers or key employees of the Group in a twelve (12) consecutive months period (for the avoidance of doubt, profits sharing received by such employees in accordance with the Company’s profit sharing policy will not be deemed to be part of the annual base compensation);

16.          authorizing any increase in the percentage of profit sharing received in accordance with the Company’s profit sharing policy by more than twenty percent (20%) for any senior officers or key employees of the Group in a twelve (12) consecutive months period;

17.          any transaction, or a series of related transactions, between any Group Company, on the one hand, and a Related Party (other than another Group Company), on the other hand, in excess of US$25,000;

18.          any material change to the business scope, business plan or nature of business of any Group Company, or creation or cessation of any business line of any Group Company;

19.          the exclusive licensing of all or substantially all of any  Group Company’s intellectual property to a third party in one or more transactions;

20.          the adoption, amendment or termination of the ESOP or any other equity incentive, purchase or participation plan for the benefit of any employees, officers, directors, contractors, advisors or consultants of any of the Group Companies, and the approval of any stock option, equity grant or award thereunder;

21.          the appointment or removal of the auditors for the Company or the auditors for any other Group Company, or the change of the term of the fiscal year for any Group Company;

2

22.          any public offering of any Equity Securities of any Group Company;

23.          any adoption of or change to, a significant tax or accounting practice or policy or any internal financial controls and authorization policies, or the making of any significant tax or accounting election;

24.          the approval of, or any deviation from or amendment of the investment plan of any Group Company;

25.          any increase or decrease in registered capital of any Group Company;

26.          the approval of, or any deviation from or amendment of, the profit distribution plan of any Group Company;

27.          making any guaranty or indemnity to any third party (or agree to any material amendments in respect thereof);

28.          the appointment or removal of, and approval of the compensation package for, any director on the board of directors of any Group Company;

29.          the appointment or removal of, and approval of the remuneration package for, any member of the senior management of each Group Company, including the chief executive officer, the chief operating officer, the chief financial officer, and any other management member at or above the level of vice president or comparable position;

30.          the appointment or removal of, and approval of the remuneration package for, an employee of any Group Company who shall be a Founder or a Founder’s Relative;

31.          entering into or effecting any transaction or series of related transactions (or agreeing to any material amendments in respect thereof), involving the purchase, sale, lease, rent, license, exchange, disposal or acquisition by any Group Company of any assets, properties or securities for consideration in excess of RMB 3 million (or equivalent in foreign currency); or

32.          any action by a Group Company to authorize, approve or enter into any agreement or obligation with respect to any of the above actions.

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EXHIBIT A

FORM OF CONVERTIBLE NOTE

4

Agreed Form

CONVERTIBLE NOTE

THE NOTE REPRESENTED BY THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON CONVERSION OF THE NOTE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED

CONVERTIBLE NOTE

US$[5,000,000]

______________, [2020]

FOR VALUE RECEIVED, the undersigned, Aesthetic Medical International Holdings Group Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), hereby promises to pay, subject to the terms and conditions of this Convertible Note (this “Note”), to the order of Peak Asia Investment Holdings V Limited (together with any permitted transferees, the “Holder”), the principal amount of [Five Million United States Dollars (US$5,000,000)] (the “Principal Amount”).

This Note is issued pursuant to, and in accordance with, the Convertible Note Purchase Agreement, dated [•], 2020, by and between the Company, Peak Asia Investment Holdings V Limited and Beacon Technology Investment Holdings Limited (as amended, supplemented or modified from time to time, the “Convertible Note Purchase Agreement”). The Holder is entitled to the benefits of this Note and, subject to the terms and conditions set forth herein and therein, may enforce the agreements contained herein and therein and exercise the remedies provided for hereby and thereby or otherwise available in respect hereto and thereto. All capitalized terms not otherwise defined in this Note shall have the meanings attributed to such terms in the Convertible Note Purchase Agreement.

SECTION 1
INTEREST

1.1                              Interest. This Note shall not bear interest.

1.2                              Default Interest. Any amount which is not paid when due under this Note shall bear interest (both before and after judgment and payable on demand) from the second day following the due date until the date on which such amount is unconditionally and irrevocably paid and discharged in full at an interest rate of 18% per annum, compounded daily (the “Default Interest”).

1.3                              Calculation and Payment of Interest. The Default Interest shall be calculated on the basis of a 360-day year for the actual number of days elapsed. Any Default Interest

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accrued shall be immediately payable by the Company to the Holder on demand, and the Company shall pay to the Holder such amounts in accordance with Section 2 below.

SECTION 2
PAYMENT

2.1                              Currency. All payments by the Company hereunder shall be made in United States Dollars in immediately available funds.

2.2                              Tax. All payments whatsoever under this Note will be made by the Company free and clear of, and without liability for withholding or deduction for or on account of, any present or future taxes, duties or charges of whatever nature (“Taxes”) imposed or levied by or on behalf of any applicable jurisdiction, unless the withholding or deduction of such Tax is required by law. If any deduction or withholding for any Tax shall at any time be required in respect of any amounts to be paid by the Company under this Note, the Company will pay to the relevant taxing jurisdiction the full amount required to be withheld, deducted or otherwise paid before penalties attach thereto or interest accrues thereon, and to the extent that such withholding or deduction does not constitute income tax assessed against the Holder (no matter in the form of direct taxation, withholding or whatsoever), the Company shall pay to the Holder such additional amounts as may be necessary in order that the net amounts paid to the Holder pursuant to the terms of this Note, after such deduction, withholding or payment (including, without limitation, any required deduction or withholding of Tax on or with respect to such additional amount), shall be not less than the amounts then due and payable to the Holder under the terms of this Note before the assessment of such Tax.

2.3                              Timing. All payments by the Company shall be made, not later than 5 p.m. (Hong Kong time) on the due date, by remittance to such bank account as the Holder may notify the Company not less than five days in advance from time to time.

2.4                              Holidays. If any payment pursuant to this Note shall be due on a day that is not a Business Day, such payment shall be made without default on the next succeeding day which is a Business Day, and any interest-bearing portions of the payment shall not accrue interest during such extension.

SECTION 3
REDEMPTION

3.1                              Redemption on Maturity.

(a)                                 Unless previously redeemed, converted or canceled as provided herein, at any time on or after the Maturity Date, the Holder may elect to require the Company to redeem this Note in whole (but not in part), at a price equal to the applicable Redemption Price. The Holder may exercise the redemption right under this Section 3.1(a) by giving notice in writing (such notice to be in the form of Exhibit 1 attached hereto) (the “Maturity Redemption Notice”) to the Company indicating its intention to exercise the redemption right hereunder at least 10 days prior to the redemption date set forth in the Maturity Redemption Notice (the “Maturity Redemption Date”). The Company shall pay the Holder the applicable Redemption Price on the Maturity Redemption Date.

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(b)                                 On or before the Maturity Redemption Date, the Holder shall surrender the Note to the Company at the principal corporate office of the Company and, thereupon, the Note shall be canceled and retired.

(c)                                  If the Maturity Redemption Notice shall have been duly given in accordance with this Section 3.1, and if on the Maturity Redemption Date the Company pays the applicable Redemption Price (and any Default Interest) to the Holder, then notwithstanding that this Note shall not have been surrendered, all rights with respect to this Note shall forthwith terminate after the Maturity Redemption Date.

3.2                              Redemption before Maturity.

(a)                                 Before the first anniversary of the Original Issuance Date, the Company may redeem the Note in whole (but not in part) at a price equal to the applicable Redemption Price. The Company may exercise the early redemption right under this Section 3.2(a) by giving notice in writing (such notice to be in the form of Exhibit 2 attached hereto) (the “Early Redemption Notice”) to the Holder.

(b)                                 Upon or after the first anniversary of the Original Issuance Date but prior to the Maturity Date, at the Company’s option, the Company may redeem the Note in whole (but not in part) at a price equal to the applicable Redemption Price. The Company may exercise the redemption right under this Section 3.2(b) by giving a notice in writing (such notice to be in the form of Exhibit 3 attached hereto) (the “Pre-Maturity Redemption Notice”) to the Holder.

(c)                                  The Company shall deliver the Early Redemption Notice or Pre-Maturity Redemption Notice (as applicable) to the Holder at least one (1) month prior to the proposed redemption date set forth in such notice. The Holder shall notify the Company in writing of the Catch-up Amount with respect to the Principal Amount to be redeemed and the applicable Redemption Price not later than 10 days prior to the redemption date set forth in the Early Redemption Notice or Pre-Maturity Redemption Notice (as applicable). The Company shall pay the Holder the applicable Redemption Price on the redemption date set forth in the Early Redemption Notice or Pre-Maturity Redemption Notice (as applicable). Sections 3.1(b) and 3.1(c) shall apply mutatis mutandis to such redemption by the Company.

3.3                              Rights of Holder.

Notwithstanding any other provision of this Note, the occurrence of the Maturity Redemption Date and/or the surrender of the Note, until the Company has paid to the Holder the applicable Redemption Price (and any Default Interest) in full, the Holder shall remain entitled to exercise and enforce any or all of its rights under this Note, including the right to convert this Note under Section 4.

SECTION 4
CONVERSION

4.1                              Conversion of the Note. Unless the Note has previously been redeemed in accordance

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with the terms of this Note, the Holder shall have the right, at any time after six (6) months from the Original Issuance Date, to convert all or part of the then outstanding Principal Amount of this Note plus such additional amount as will result in the Holder achieving an IRR in respect of the Principal Amount converted of 12.5%, compounded annually and calculated from the Original Issuance Date up to the date of conversion (the “Conversion Catch-up Amount”), subject to the terms and conditions of this Section 4, into such number of fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) Conversion Shares as is equal to the quotient of (x) the outstanding Principal Amount of this Note that is to be converted plus the applicable Conversion Catch-up Amount, divided by (y) the then applicable Conversion Price, by giving a notice in writing (such notice to be in the form of Exhibit 4 attached hereto) (a “Conversion Notice”) in writing to the Company at least 15 days before the conversion.

4.2                              Conversion Procedures. The Conversion Notice shall specify (a) the outstanding Principal Amount of this Note that is to be converted and the applicable Conversion Catch-up Amount, (b) the name or names (with address) in which a certificate or certificates for Conversion Shares are to be issued and (c) the date of conversion. As soon as practicable after the delivery of the Conversion Notice, the Company shall issue the corresponding number of Conversion Shares and deliver to the Holder certificate(s) representing the number of fully paid and non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) Conversion Shares calculated in accordance with Section 4.1, against which the Holder shall cause the Note to be delivered to the Company for cancellation.

4.3                              Fractional Shares. If the conversion of this Note would result in the issuance of any fractional share, the Company shall, in lieu of issuing any such fractional shares, issue a whole share subject to applicable laws. If more than one Note is surrendered for conversion at one time by the Holder, for purposes of determining whether any fractional shares would result from the conversion of the Notes, the number of full Conversion Shares and fractional shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of the Notes so surrendered for conversion.

4.4                              Availability of Shares. The Company covenants that it will at all times reserve for issuance the maximum number of Conversion Shares issuable upon conversion of this Note. The Company covenants that all Conversion Shares, when issued or delivered pursuant to Section 4.2 and in compliance with the provisions of the Company Charter Documents and the Companies Law of the Cayman Islands (as amended from time to time), be duly and validly issued and fully paid, free and clear of all Encumbrances.

4.5                              Reorganization, Reclassification. In case of any merger, amalgamation, arrangement or consolidation of the Company or any capital reorganization, reclassification or other change of outstanding Equity Securities (each, a “Transaction”), the Company shall execute and deliver to the Holder at least 30 days prior to effecting such Transaction a certificate, signed by a director of the Company, stating that the rights of the Holder shall continue to be recognized and not prejudiced by the Transaction and appropriate provision shall be made therefor in the agreement, if any, relating to such Transaction. The provisions of this Section 4.5 and any equivalent thereof in any such certificate

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similarly shall apply to successive transactions.

4.6                              Legends. The Holder agrees to the imprinting, so long as required by law, of a legend on certificates representing all of the Holder’s Conversion Shares issuable upon conversion of this Note in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR THE SECURITIES LAWS OF ANY STATE OR JURISDICTION. THE SECURITIES MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND SUCH LAWS.

AESTHETIC MEDICAL INTERNATIONAL HOLDINGS GROUP LIMITED (THE “COMPANY”) IS AN EXEMPTED COMPANY INCORPORATED UNDER THE LAWS OF THE CAYMAN ISLANDS, AND THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE SOLD, ASSIGNED, TRANSFERRED, EXCHANGED, MORTGAGED, PLEDGED OR OTHERWISE DISPOSED OF OR ENCUMBERED WITHOUT COMPLIANCE WITH THE ARTICLES OF ASSOCIATION OF THE COMPANY. A COPY OF THE ARTICLES OF ASSOCIATION OF THE COMPANY IS ON FILE AT THE REGISTERED OFFICE OF THE COMPANY. THE COMPANY WILL NOT REGISTER THE TRANSFER OF SUCH SHARES ON THE REGISTER OF MEMBERS OF THE COMPANY UNLESS AND UNTIL THE TRANSFER HAS BEEN MADE IN COMPLIANCE WITH THE TERMS OF THE ARTICLES OF ASSOCIATION OF THE COMPANY.

SECTION 5
COVENANTS AND FINANCING RIGHT

5.1                               Positive Covenants. The Company covenants to the Holder that, from the date hereof until all amounts owing under the Note Documents have been paid in full or this Note has been redeemed or converted in full, the Company shall:

(a)                                 punctually pay the principal and/or any interest payable on this Note, and any other amount due and payable under this Note in the manner specified in this Note;

(b)                                 give written notice promptly to the Holder of any condition or event that constitutes an Event of Default (as defined below) or Potential Event of Default by delivering a certificate specifying the nature and period of existence of such condition, event or change and the nature of such claimed Event of Default, Potential Event of Default, event or condition;

(c)                                  comply in all material respects with the requirements of all applicable laws, rules, regulations and orders of any Governmental Authority, noncompliance

9

with which could reasonably be expected to result in, individually or in the aggregate, a Material Adverse Change;

(d)                                 execute and deliver, or cause to be executed and delivered, upon the reasonable request of the Holder and at the Company’s expense, such additional documents, instruments and agreements as the Holder may reasonably determine to be necessary to carry out the provisions of this Note and the Convertible Note Purchase Agreement and the transactions and actions contemplated hereunder and thereunder; and

(e)                                  in respect of any rights enjoyed by holders of Ordinary Shares (including, but not limited to, voting rights and dividend entitlements), grant all such rights to, and ensure that all such rights are enjoyed by, the Holder on the basis that the Notes have been converted pursuant to Section 4.1. For such purposes, the Holder shall be deemed to be the legal and beneficial owner of such number of Ordinary Shares calculated based on the Conversion Price as at the date the relevant right is enjoyed by a holder of Ordinary Shares.

5.2                               Financing Right. Prior to the Maturity Date, if the Company proposes to enter into any definitive agreement regarding any equity and/or debt financing which would result in gross proceeds of more than US$5,000,000, and the terms of such equity and/or debt financing require the taking of security over all or part of the assets over which security has been given under the Security Documents (the “Relevant Assets”), the Company shall notify the Holder in writing (the “Financing Notice”) at least 30 days prior to the date on which such equity and/or debt financing is proposed to be closed (the “Security Date”). The Holder shall, at its election, and with notice in writing of its election to the Company within 15 days after the date of receipt of the Financing Notice:

(a)                                 release and discharge the Relevant Assets from the Security Documents on or before the Security Date;

(b)                                 convert all or part of the then outstanding Principal Amount of this Note plus the applicable Conversion Catch-up Amount in accordance with Section 4 and, upon and subject to such conversion, release and discharge the Relevant Assets from the Security Documents on or before the Security Date; or

(c)                                  deliver notice in writing to the Company requiring the Company to redeem this Note in whole at a price equal to the applicable Redemption Price on the date specified in such notice, being a date at least 15 days after the date of such notice (the “Holder Election Notice”) and, upon and subject to such early redemption, release and discharge the Relevant Assets from the Security Documents on or before the Security Date.

If the Holder fails to give notice in writing of its election to the Company within 15 days after the date of receipt of the Financing Notice, the Company may redeem the Note in whole (but not in part) in accordance with Section 3.2, provided that (i) the Early Redemption Notice or Pre-Maturity Redemption Notice (as applicable) shall be delivered to the Holder at least ten days prior to the proposed redemption date set forth in such notice, and (ii) the Holder shall notify the Company in writing of the Catch-up Amount with respect to the Principal Amount to be redeemed and the applicable Redemption Price not later than five days prior to the redemption date set

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forth in the Early Redemption Notice or Pre-Maturity Redemption Notice (as applicable), and, upon and subject to such early redemption, the Holder shall release and discharge the Relevant Assets from the Security Documents on or before the Security Date.

SECTION 6
EVENTS OF DEFAULT

6.1                               Events of Default. The occurrence and continuance of any one or more of the following events shall constitute an “Event of Default”:

(a)                                 the ADRs become delisted from NASDAQ;

(b)                                 the Company shall fail to pay any amount which is payable under this Note, when due in accordance with the terms hereof and such nonpayment is not remedied within 10 days after the relevant due date;

(c)                                  any representation, warranty, certification or statement made by or on behalf of any Group Company in any CN Basic Documents, or in any certificate, or other document delivered pursuant hereto or thereto, shall have been false in any material respect when made (a “Breach”) and, if capable of being remedied, has not been remedied within 30 days after the earlier of (i) becoming aware of such Breach or (ii) being notified in writing of such Breach by the Holder;

(d)                                 any Group Company, Founder or Founder Holdco shall commit any material default in the observance or performance of any other covenant, condition or agreement contained in any CN Basic Document, and such default: (i) cannot be cured or (ii) can be cured but has continued for 30 days after the earlier of (i) becoming aware of such default or (ii) being notified in writing of such default by the Holder;

(e)                                  any Group Company shall (i) default (but after expiration of any period of grace, if any, provided in the instrument or agreement under which such indebtedness was created) in making any payment of any principal of any indebtedness (including any other note) on the scheduled or original due date with respect thereto; or (ii) default in making any payment of any interest on any such indebtedness beyond the period of grace, if any, provided in the instrument or agreement under which such indebtedness was created; or (iii) default in the observance or performance of any other material agreement, term, covenant or condition relating to any such indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, in each case, (x) the effect of which default is to cause, or to permit the holder or beneficiary of such indebtedness (or a trustee or agent on behalf of such holder or beneficiary) to cause, with the giving of notice if required, such indebtedness to become due and payable prior to its stated maturity;

(f)                                   (i) any Group Company shall commence any case, proceeding or other action (1) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it

11

bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (2) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets; or (ii) there shall be commenced against any Group Company any case, proceeding or other action of a nature referred to in clause (i) above which (1) results in the entry of an order for relief or any such adjudication or appointment or (2) remains undismissed, undischarged or unbonded for a period of 10 Business Days; or (iii) there shall be commenced against any Group Company any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which shall not have been vacated, discharged or stayed, or bonded pending appeal, within 10 Business Days after the entry thereof; (iv) any Group Company shall (1) make a general assignment for the benefit of its creditors, or (2) shall admit its inability to pay its debts when they become due; or (v) there shall be any order, judgment or decree entered against any Group Company decreeing the dissolution or split up of any Group Company and such order shall remain undischarged or unstayed for a period in excess of 10 Business Days, or any Group Company shall cease to carry on all or any substantial part of its business in the ordinary course;

(g)                                  (i) it is or becomes unlawful for any Group Company to perform any of its obligations under the CN Basic Documents or any security created or expressed to be created or evidenced by the Security Documents ceases to be effective, (ii) any obligation or obligations of any Group Company under any CN Basic Documents are not or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Holder, or (iii) any CN Basic Document ceases to be in full force and effect or any security created or expressed to be created or evidenced by the Security Documents ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than the Holder) to be ineffective;

(h)                                 a Group Company (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a CN Basic Document or any of the security created or expressed to be created or evidenced by the Security Documents or evidences an intention to rescind or repudiate a CN Basic Document or any such security; or

(i)                                     the auditors of the Company qualify the audited annual financial statements of the Company.

6.2                               Notice by the Company. Upon the occurrence of an Event of Default, the Company shall give the Holder prompt notice of the occurrence of such Event of Default.

6.3                               Consequence of Event of Default. Upon the occurrence and during the continuance of an Event of Default, the Holder may, by notice in writing to the Company declare this Note in whole to be immediately due and payable and require the Company to redeem this Note in whole on the date set forth in such notice at a price equal to the applicable Redemption Price (the “Default Amount”). Simultaneously with the payment of the Default Amount by the Company in accordance with the immediately preceding

12

sentence, the Holder shall surrender the Note to the Company in the manner and at the place designated by the Company, and the Note shall be canceled and retired. For the avoidance of doubt, following the payment in full by the Company of the Default Amount (and any Default Interest), then notwithstanding that this Note shall not have been surrendered, all rights with respect to this Note shall forthwith terminate following such payment. Upon giving such notice, the Holder may exercise any or all of its rights, remedies, powers or discretions under the CN Basic Documents.

6.4                               Expenses. The Company will pay all costs and expenses (including without limitation fees and expenses of legal counsel) reasonably incurred by the Holder in connection with: (i) enforcing or defending (or determining whether or how to enforce or defend) any rights under this Note or any other CN Basic Documents or in responding to any subpoena or other legal process or informal investigative demand issued in connection with this Note or any other CN Basic Documents, or by reason of being the holder of the Note; and (ii) the insolvency or bankruptcy of the Company or any work-out or restructuring of the transactions contemplated by this Note or any other CN Basic Documents.

SECTION 7
REGISTRATION AND TRANSFER OF NOTE

7.1                               Register. The Company shall keep at its principal office a register in which the Company shall provide for the registration and transfer of this Note, in which the Company shall record the name and address of the Holder and the name and address of each permitted transferee. The Holder shall notify the Company of any change of name or address and promptly after receiving such notification the Company shall record such information in such register.

7.2                               Transfer. Except for the transfer by the Holder of the Note and its rights, interest and duties hereunder to any Affiliate(s) of the Holder or any third party that is not a Competitor, this Note and all rights hereunder shall not be transferred by the Holder without the prior written consent of the Company.

7.3                               Replacement of Note. Upon receipt by the Company of evidence of the loss, theft, destruction or mutilation of this Note and:

(a)                                 in the case of loss, theft or destruction, of indemnity from the Holder reasonably satisfactory to it, or

(b)                                 in the case of mutilation, upon surrender and cancellation thereof,

the Company at its own expense shall within ten (10) Business Days execute and deliver to the Holder, in lieu thereof, a new Note, dated the Original Issuance Date.

SECTION 8
DEFINITIONS

8.1                               Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings as ascribed to them in the Convertible Note Purchase Agreement. In this Note, unless the context otherwise requires the following words and expressions have the following meanings:

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“ADRs” means the American Depository Receipts evidencing the American Depositary Shares represented by the rights and interests in the Equity Securities of the Company that have been accepted for trading on NASDAQ.

“Affiliate” of a Person (the “Subject Person”) means (a) in the case of a Person other than a natural person, any other Person that directly or indirectly Controls, is Controlled by or is under common Control with the Subject Person and (b) in the case of a natural person, any other Person that directly or indirectly is Controlled by such natural person or is a Relative of such natural person. In the case of the Holder, the term “Affiliate” includes (v) any direct or indirect shareholder of the Holder, (w) any of such shareholder’s general partners or limited partners, (x) the fund manager managing such shareholder (and general partners, limited partners and officers thereof) and (y) trusts controlled by or for the benefit of any such individuals referred to in (v), (w) or (x).

“Business Day” has the meaning set forth in the Convertible Note Purchase Agreement.

“Control” of a Person means (a) ownership of more than 50% of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through the ownership of more than 50% of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.

“Competitor” means any Person that is listed on Schedule I or that is otherwise engaged in the same business as that carried on by the Group via managing or operating at least two (2) aesthetic hospitals or clinics in the PRC, or in the case of any of the foregoing, any of their Affiliates. For the avoidance of doubt, any bona fide financial investor investing in the business of the Group shall not be deemed as a Competitor.

“Conversion Price” means price attributable to each Ordinary Share based on the volume-weighted average price of the ADRs for the 15 trading days prior to the date of the Conversion Notice, the date on which notice is given for such Conversion Price to be determined or any other date on which the Conversion Price is to be determined (as applicable), provided that if the ADRs cease to be listed for any reason whatsoever, the Conversion Price shall be the price attributable to each Ordinary Share based on the volume-weighted average price of the ADRs for the 15 trading days prior to the date of such cessation.

“Catch-up Amount”, in respect of any redemption, means such amount as will result in the Holder achieving an IRR in respect of the Note equal to:

(a)                                 if the redemption is pursuant to Section 3.1, 12.5%, compounded annually and calculated from the Original Issuance Date up to the Maturity Redemption Date;

(b)                                 if the redemption is pursuant to:

(i)                                     Section 3.2(a); or

(ii)                                  Section 5.2(c) or Section 6.3, where the date the Holder elects as set forth in the Holder Election Notice or the date the Default Amount is

14

due, as applicable, is before the first anniversary of the Original Issuance Date,

15%, for a period of one year and calculated from the Original Issuance Date, as if such early redemption did not occur; and

(c)                                  if the redemption is pursuant to:

(i)                                     Section 3.2(b); or

(ii)                                  Section 5.2(c) or Section 6.3, where the date the Holder elects as set forth in the Holder Election Notice or the date the Default Amount is due, as applicable, is on or after the first anniversary of the Original Issuance Date,

15%, compounded annually and calculated from the Original Issuance Date up to the redemption date set forth in the Pre-Maturity Redemption Notice, the date the Holder elects as set forth in the Holder Election Notice, or the date the Default Amount is due, as applicable.

“Conversion Shares” means Ordinary Shares.

“IRR” means the internal rate of return achieved by the Holder with respect to the Holder’s purchase and holding of the Note, the calculation of which internal rate of return shall take into account (a) the amount and timing of the purchase of the Note and (b) the amount and timing of any distributions and payments (including, without limitation, the Redemption Price payable by the Company) by the Company attributable to the Note, but excluding, for the avoidance of doubt, Default Interest, costs and expenses and indemnification amounts.

“Maturity Date” means the date falling two (2) years and six (6) months after the Original Issuance Date (the “Initial Maturity Date”), provided that upon the Company’s request in writing at any time before the Initial Maturity Date, the Holder may in its absolute discretion agree in writing that the Maturity Date shall be extended for a further period of six (6) months.

“Original Issuance Date” means the date of this Note.

“Person” means any natural person, firm, company, governmental authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

“Potential Event of Default” means a condition or event that, after notice or lapse of time or both, would constitute an Event of Default.

“Redemption Price” means an amount equal to the outstanding Principal Amount of this Note being redeemed, plus the applicable Catch-up Amount.

8.2                               Headings. Section headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose.

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8.3                               Reference to Documents. A reference to any Section or Exhibit is, unless otherwise specified, to such Section of or Exhibit to this Note. The words “hereof,” “hereunder” and “hereto,” and words of like import, unless the context requires otherwise, refer to this Note as a whole and not to any particular Section hereof. A reference to any document (including this Note) is to that document as amended, consolidated, supplemented, novated or replaced from time to time.

SECTION 9
GOVERNING LAW; JURISDICTION

9.1                               GOVERNING LAW AND JURISDICTION. Any dispute or claim arising out of or in connection with or relating to this Note shall be settled in accordance with sections 12.1 and 12.2 (Governing Law and Dispute Resolution) of the Convertible Note Purchase Agreement.

SECTION 10
MISCELLANEOUS

10.1                        Notices. Each notice, demand or other communication given or made under this Note shall be in writing in English and delivered or sent to the Company or the Holder at its respective addresses or fax numbers specified in the Convertible Note Purchase Agreement (or such other address or fax number as the addressee has by five days’ prior written notice specified). Any notice, demand or other communication shall be delivered in person, sent by fax, mailed, first class, postage prepaid, or sent by commercial overnight courier service; provided that any notice, demand or other communication made by letter between countries shall be delivered by internationally recognized commercial courier service. Any notice, demand or other communication so addressed to the Company or the Holder, as the case may be, shall be deemed to have been delivered, (a) if delivered in person or by courier, when proof of delivery is obtained by the delivering party; (b) if sent by post within the same country, on the third Business Day following posting, and if sent by post to another country, on the seventh Business Day following posting; and (c) if given or made by fax, upon dispatch and the receipt of a transmission report confirming dispatch.

10.2                        Calculations. Any calculation or determination by the Holder of any rate or amount under or in connection with this Note shall (absent any manifest error) be final, conclusive and binding on the Company.

10.3                        Waiver. The Company waives presentment, notice of dishonor, protest and any other notice or formality with respect to this Note. Unless otherwise provided herein, the Company agrees that no omission or delay by the Holder in exercising any right under this Note shall operate as a waiver, and the single or partial exercise of any such right or rights shall not preclude any other further exercise of such right or rights.

10.4                        Amendment. This Note may not be amended or modified except by a written agreement executed by the Company and the Holder.

10.5                        Language. This Note is drawn up in the English language. If this Note is translated into any language other than English, the English language text shall prevail.

[Remainder of page intentionally left blank]

16

IN WITNESS WHEREOF, the undersigned has caused this Note to be executed by its officer or director thereunto duly authorized, on the date first above written.

Aesthetic Medical International Holdings Group Limited

By:
Name:

Title:

17

AGREED AND ACCEPTED:

[Holder]

By:
Name:

Title:

18

Schedule I

List of Competitors

1. 美莱医疗美容连锁医院集团

2. 华美医疗美容医院

3. 上海艺星医疗美容医院

4. 伊美尔（北京）控股集团份公司

5. 爱思特医疗美容整形医院

6. 华韩整形美容医院控股股份有限公司

7. 广州广美整形美容医院

8. 深圳港丹美容责任有限公司

9. 四川米兰柏羽医学美容医院

10. 爱丽斯美容有限公司

11. 维多利亚美容医院

12. 华山连天美医疗美容医院

13. 虞美人医疗美容

14. 杭州整形医院

15. 杭州璟颜医疗美容诊所有限公司

16. 甄美医疗美容医院

17. 杭州世彩医疗美容诊所有限公司

18. 镱美（杭州）

19. 港城医疗美容

20. 东方美医疗美容

21. 格莱美美容医院

22. 芯美昕医疗美容

23. 富华医疗美容医院

24. 希思医疗美容医院

25. 阳光整形美容医院

26. 美立方医疗美容医院

27. 上海俏佳人医疗美容门诊部

28. 皇家生活国际集团抗衰老中心

29. 百荟国际

30. 薇凯国际医疗美容集团

31. 惠州市瑞芙臣医疗美容门诊部有限公司

32. 惠州伊丽莎白医疗美容

33. 深圳非凡美容医院

34. 广尔美丽医疗美容医院

（包括以上品牌项下在全国范围内的子品牌或同属该品牌的子公司、分公司或 任何其他分支机构。）

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EXHIBIT 1

FORM OF MATURITY REDEMPTION NOTICE

[date]

To:                             Aesthetic Medical International Holdings Group Limited
[Address]

Re:                             Maturity Redemption Notice in relation to the Convertible Note of Aesthetic Medical International Holdings Group Limited (the “Note”), dated as of [•] with an aggregate outstanding principal amount of US$[•]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Holder, hereby deliver this Maturity Redemption Notice pursuant to Section 3.1(a) of the Note and hereby notify the Company of the exercise of the redemption right set forth in Section 3.1 of the Note to redeem all of the outstanding principal amount of the Note for the applicable Redemption Price calculated pursuant to Section 3.1.

Aggregate outstanding Principal Amount to be redeemed: US$[•]

Catch-up Amount with respect to the Principal Amount to be redeemed: US$[•]

Total Redemption Price: US$[•]

Maturity Redemption Date: [•]

Please kindly transfer to us the applicable Redemption Price in accordance with the provisions of Section 3.1 of the Note.

Very truly yours,

[Holder]

By:

Name:
Title:

20

EXHIBIT 2

FORM OF EARLY REDEMPTION NOTICE

[date]

To:                             [Holder]
[Address]

Re:                             Early Redemption Notice in relation to the Convertible Note of Aesthetic Medical International Holdings Group Limited (the “Note”), dated as of [•] with an aggregate outstanding principal amount of US$[•]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Company, hereby deliver this Early Redemption Notice pursuant to Section 3.2(a) of the Note and hereby notify the Holder of the exercise of the redemption right set forth in Section 3.2(a) of the Note to redeem all of the outstanding principal amount of the Note for the applicable Redemption Price calculated pursuant to Section 3.2(a).

Aggregate outstanding Principal Amount to be redeemed: US$[•]

Proposed Redemption Date: [•]

Please kindly advise the Catch-up Amount with respect to the Principal Amount to be redeemed and the applicable Redemption Price not later than 10 days prior to the Proposed Redemption Date.

We undertake to transfer to you the applicable Redemption Price in accordance with the provisions of Section 3.2(a) of the Note.

Very truly yours,

Aesthetic Medical International Holdings Group Limited

By:

Name:
Title:

21

EXHIBIT 3

FORM OF PRE-MATURITY REDEMPTION NOTICE

[date]

To:                             [Holder]
[Address]

Re:                             Pre-Maturity Redemption Notice in relation to the Convertible Note of Aesthetic Medical International Holdings Group Limited (the “Note”), dated as of [•] with an aggregate outstanding principal amount of US$[•]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Company, hereby deliver this Pre-Maturity Redemption Notice pursuant to Section 3.2(b) of the Note and hereby notify the Holder of the exercise of the redemption right set forth in Section 3.2(b) of the Note to redeem all of the outstanding principal amount of the Note for the applicable Redemption Price calculated pursuant to Section 3.2(b).

Aggregate outstanding Principal Amount to be redeemed: US$[•]

Proposed Redemption Date: [•]

Please kindly advise the Catch-up Amount with respect to the Principal Amount to be redeemed and the applicable Redemption Price not later than 10 days prior to the Proposed Redemption Date.

We undertake to transfer to you the applicable Redemption Price in accordance with the provisions of Section 3.2(b) of the Note.

Very truly yours,

Aesthetic Medical International Holdings Group Limited

By:

Name:

Title:

22

EXHIBIT 4

FORM OF CONVERSION NOTICE

[date]

To:                             Aesthetic Medical International Holdings Group Limited
[Address]

Re:                             Conversion Notice in relation to the Convertible Note of Aesthetic Medical International Holdings Group Limited (the “Note”), dated as of [•] with an aggregate outstanding principal amount of US$[•]. Capitalized terms used herein and not otherwise defined shall have their respective meanings as set forth in the Note.

Dear Sirs:

We, the Holder, hereby deliver this Conversion Notice pursuant to Section 4.2 of the Note and hereby notify the Company of the exercise of the conversion right set forth in Section 4.1 of the Note to convert [all / part] of the outstanding principal amount of the Note at the applicable Conversion Price.

Aggregate outstanding Principal Amount to be converted: US$[•]

Conversion Catch-up Amount with respect to the Principal Amount to be converted: US$[•]

Total Amount to be Converted: US$[•]

Applicable Conversion Price: US$[•]

Total Ordinary Shares to be issued upon conversion: [•]

Date of Conversion: [•]

Please kindly issue to us such number of Ordinary Shares issuable upon conversion of the Note in accordance with this Conversion Notice and the provisions of Section 4.1 of the Note to the following entity(ies):

(1)           Name: [•]

Address: [•]

Number of Ordinary Shares to be issued: [•]

(2)           [Repeat if necessary]

23

Very truly yours,

[Holder]

By:

Name:

Title:

24